Exhibit 2.1

Execution Version

Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

AGREEMENT AND PLAN OF MERGER

by and among

ATHENA PURCHASER, LLC,

ATHENA MERGER SUB, INC.

and

MISTRAS GROUP, INC.

Dated as of September 17, 2026

TABLE OF CONTENTS

Page

Article I the MERGERO		2
1.1.	The Merger	2
1.2.	Closing of the Merger	2
1.3.	Filing and Effective Time of the Merger	2
1.4.	Effect of the Merger	2
1.5.	Organizational Documents; Directors and Officers	2
Article II CONVERSION OF SECURITIES IN THE MERGER		3
2.1.	Conversion of Securities	3
2.2.	Payment for Securities; Surrender of Certificates	3
2.3.	Dissenting Shares	5
2.4.	Treatment of Options, Restricted Stock Units and Company Equity Plans	6
2.5.	Withholding Rights	7
2.6.	Adjustments	7
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7
3.1.	Corporate Organization	8
3.2.	Capitalization	8
3.3.	Authority; Execution and Delivery; Enforceability	10
3.4.	No Conflicts	11
3.5.	SEC Documents; Financial Statements; Undisclosed Liabilities; Fairness	11
3.6.	Absence of Certain Changes or Events	13
3.7.	Proxy Statement	13
3.8.	Legal Proceedings and Orders	14
3.9.	Compliance with Laws	14
3.10.	Permits	15
3.11.	Employee Benefit Plans	15
3.12.	Employee and Labor Matters	18
3.13.	Environmental Matters	20
3.14.	Real Property; Title to Assets	21
3.15.	Tax Matters	21
3.16.	Material Contracts	24
3.17.	Intellectual Property	26
3.18.	Broker’s Fees	29
3.19.	Opinion of Financial Advisor	29
3.20.	Insurance	29
3.21.	Government Contracts	30
3.22.	Indebtedness	32
3.23.	Material Customers and Suppliers	32
3.24.	No Other Representations or Warranties	33
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		34
4.1.	Corporate Organization	34
4.2.	Authority, Execution and Delivery; Enforceability	34
4.3.	No Conflicts	34
4.4.	Litigation	35

-i-

4.5.	Financing	35
4.6.	Guarantee	36
4.7.	Proxy Statement	36
4.8.	Ownership of Company Capital Stock	36
4.9.	Solvency	36
4.10.	Ownership of Parent and Acquisition Sub	37
4.11.	No Stockholder and Management and Other Arrangements	37
4.12.	Brokers	37
4.13.	Foreign Ownership, Control and Influence	37
4.14.	No Other Representations and Warranties; Non-Reliance	38
Article V COVENANTS		39
5.1.	Conduct of Business by the Company Pending the Closing	39
5.2.	Access to Information; Confidentiality	42
5.3.	Acquisition Proposals	42
5.4.	Company Stockholder Meeting; Proxy Statement	47
5.5.	Regulatory and Other Authorizations; Notices and Consents	48
5.6.	Certain Notices	50
5.7.	Public Announcements	51
5.8.	Employee Benefit Matters	51
5.9.	Indemnification	53
5.10.	Financing	54
5.11.	Debt Financing Cooperation	56
5.12.	Parent Agreements Concerning Acquisition Sub	58
5.13.	Takeover Laws	58
5.14.	Section 16 Matters	58
5.15.	Further Actions	58
5.16.	Stockholder Litigation	58
5.17.	Stock Exchange Delisting	59
5.18.	Resignation of Directors	59
5.19.	Payoff Letters	59
5.20.	Voting Agreements	59
5.21.	Fairness Opinion	59
5.22.	Cash; Marketable Securities; Repatriation	59
5.23.	German Real Estate Transfer Tax	60
5.24.	Specified Proceedings	60
Article VI CONDITIONS TO THE MERGER		60
6.1.	Conditions to Obligations of Each Party Under this Agreement	60
6.2.	Conditions to Obligations of the Company Under this Agreement	60
6.3.	Conditions to Obligations of Parent and Acquisition Sub Under this Agreement	61
Article VII TERMINATION, AMENDMENT AND WAIVER		62
7.1.	Termination	62
7.2.	Effect of Termination	63
7.3.	Company Termination Fee	64
7.4.	Parent Termination Fee	65
7.5.	Payments; Limitation on Recourse	66
7.6.	Amendment	67
7.7.	Waiver	67

Article VIII GENERAL PROVISIONS		67
8.1.	Non-Survival of Representations and Warranties	67
8.2.	Fees and Expenses	68
8.3.	Notices	68
8.4.	Certain Definitions	69
8.5.	Terms Defined Elsewhere	78
8.6.	Headings	80
8.7.	Severability	80
8.8.	Entire Agreement	80
8.9.	Assignment	81
8.10.	No Third-Party Beneficiaries	81
8.11.	Mutual Drafting; Interpretation	81
8.12.	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	82
8.13.	Counterparts	83
8.14.	Specific Performance	84

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 17, 2026 (this “Agreement”), is made by and among Athena Purchaser, LLC, a Delaware limited liability company (“Parent”), Athena Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and Mistras Group, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A.            The Company, Parent and Acquisition Sub desire to effect the merger of Acquisition Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which each share (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 2.1(b) and other than Dissenting Shares) will be converted into the right to receive the Merger Consideration.

B.          The board of directors of each of Parent and Acquisition Sub has approved and declared it advisable for each of Parent and Acquisition Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger.

C.        Parent as the sole stockholder of Acquisition Sub has duly executed and delivered to Acquisition Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

D.         The board of directors of the Company (the “Company Board”) has unanimously: (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (iii) recommended that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”).

E.           Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

F.          Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited Guarantee (the “Guarantee”) of H.I.G. Middle Market LBO Fund IV, L.P. (the “Guarantor”), dated as of the date hereof, and pursuant to which the Guarantor has guaranteed payment of certain of Parent’s and Acquisition Sub’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Guarantee.

G.          Simultaneously with the execution and delivery of this Agreement, certain stockholders of the Company are entering into voting agreements (each, a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which such stockholders will agree to take specified actions in furtherance of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and the other certificates contemplated hereby, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

Article I
the MERGER

1.1.         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger and other transactions contemplated by this Agreement (including the Voting Agreements) are referred to herein as the “Transactions.”

1.2.         Closing of the Merger. The closing of the Merger (the “Closing”) will take place on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions at the Closing) or such other date as Parent and the Company shall mutually designate, remotely via the electronic exchange of documents and signatures, unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date”.

1.3.         Filing and Effective Time of the Merger. On the Closing Date, or on such other date as Parent and the Company may agree, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger (the “Certificate of Merger”) in such form as required by, and executed in accordance with, the DGCL with the Secretary of State of the State of Delaware (the time and day of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time and day as may be agreed in writing by Parent, Acquisition Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.4.         Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5.         Organizational Documents; Directors and Officers.

(a)            At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Surviving Corporation will be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, the Company and the Surviving Corporation will take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation will be the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time (other than with respect to the name thereof, which shall be changed to the name of the Company), and as so amended will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)           At the Effective Time, by virtue of the Merger, the directors of Acquisition Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time will become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(c)            The officers of the Company immediately prior to the Effective Time will continue as the officers of the Surviving Corporation from and after the Effective Time and each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Article II
CONVERSION OF SECURITIES IN THE MERGER

2.1.         Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or the holders of any of the following securities:

(a)            Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled or converted pursuant to Section 2.1(b) and Dissenting Shares) will be converted automatically into the right to receive $20.35 per Share (the “Merger Consideration”), payable net to each holder in cash, without interest, with the aggregate amount of such payment to each holder to be rounded to the nearest cent, subject to any withholding of Taxes required by applicable Law as provided in Section 2.4(d) or Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b)           Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Acquisition Sub (or any direct or indirect wholly owned subsidiaries of Parent or Acquisition Sub), in each case, immediately prior to the Effective Time, will be automatically cancelled and will cease to exist, and no consideration or payment will be delivered in exchange therefor or in respect thereof.

(c)            Acquisition Sub Equity Interests. Each outstanding share of capital stock of Acquisition Sub held immediately prior to the Effective Time will be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

2.2.         Payment for Securities; Surrender of Certificates.

(a)            Paying Agent. At or prior to the Effective Time, Parent will designate a reputable bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which will be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article II (the “Paying Agent”). Parent will cause to be paid the fees and expenses of the Paying Agent. At the Closing and substantially concurrently with the Effective Time, Parent will cause to be deposited with the Paying Agent the aggregate Merger Consideration to which holders of Shares (other than Shares to be cancelled or converted pursuant to Section 2.1(b) and Dissenting Shares) will be entitled at the Effective Time pursuant to this Agreement. Funds made available to the Paying Agent will, if Parent so elects, be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than five days or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Section 2.2. The earnings from such investments will be the sole and exclusive property of Parent (or at its direction, the Surviving Corporation), and no part of such earnings will accrue to the benefit of holders of Shares.

(b)           Procedures for Surrender.

(i)             Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation will cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent, and will otherwise be in such form as Parent and the Paying Agent will reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates will be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates (less any required Tax withholdings as provided in Section 2.4(d) or Section 2.5), and any Certificate so surrendered will promptly be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered be properly endorsed or be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and will have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which will be deemed to represent only the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)           Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, each registered holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) will automatically upon the Effective Time be entitled to receive the Merger Consideration, and Parent will cause payment of the Merger Consideration with respect to Book-Entry Shares (less any required Tax withholdings as provided in Section 2.4(d) or Section 2.5) to be made to the person in whose name such Book-Entry Shares are registered promptly following the Effective Time (but in no event more than three (3) Business Days thereafter) without any action on the part of the person in whose name such Book-Entry Shares are registered. No interest will be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or in respect of any Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares so surrendered will only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which will be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c)            Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged as provided in this Agreement.

(d)           Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time will thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.4(d) or Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to the earlier of (i) the date five (5) years from the Closing Date and (ii) such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent or their respective Affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected will be returned to the Surviving Corporation, upon demand.

(e)            Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent or the Paying Agent may, in their reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Acquisition Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3.         Dissenting Shares.

(a)            Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded statutory appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares will be cancelled and cease to exist, and the holders of Dissenting Shares will only be entitled to the rights granted to them under Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.4(d) or Section 2.5.

(b)           The Company will give Parent prompt notice (and in any event within forty-eight (48) hours) of any demands received by the Company for appraisal of Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent will have the right to participate in and direct all negotiations, proceedings and settlements with respect to such demands. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise, any such demands, or agree to do any of the foregoing.

2.4.         Treatment of Options, Restricted Stock Units and Company Equity Plans.

(a)            At the Effective Time, each Company Option, whether or not vested, that is outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company, be cancelled and be converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock then underlying the Company Option and (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Company Common Stock subject to such Company Option, less applicable Tax withholdings. Any Company Option that has a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled as of the Effective Time for no consideration.

(b)           At the Effective Time, each Company RSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company, be cancelled and be converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, and (ii) the Merger Consideration, less applicable Tax withholdings.

(c)            At the Effective Time, each outstanding Company PRSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company, be cancelled and be converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Company PRSU immediately prior to the Effective Time (with the applicable performance metrics deemed achieved immediately prior to the Effective Time at the greater of (A) target performance and (B) actual performance as of immediately prior to the Effective Time) and (ii) the Merger Consideration, less applicable Tax withholdings. The Compensation Committee of the Company Board shall determine the number of shares of Company Common Stock deemed to be earned under each Company PRSU at least three (3) Business Days prior to the Effective Time based on actual performance through the Closing Date.

(d)           Payment by Surviving Corporation. The Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay to the holders of Company Options, Company RSUs and Company PRSUs the amounts described in Section 2.4(a), Section 2.4(b) and Section 2.4(c) as promptly as practicable but in any event no later than the first regularly scheduled payroll date of the Surviving Corporation that is at least three (3) Business Days after the Closing Date; provided that such payments shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU or Company PRSU, as applicable, to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code. The foregoing payments will be less Taxes required to be withheld with respect to such payments.

(e)            Board Actions. Prior to the Effective Time, the Company Board (or an authorized committee thereof) will adopt appropriate resolutions and take such other actions as are reasonably necessary and reasonably appropriate (and the Company shall use reasonable best efforts to obtain any required consents) to effectuate the provisions of this Section 2.4. Not later than three (3) Business Days prior to the Effective Time (or any earlier date by which such actions are required or proposed to be taken), the Company shall provide Parent with drafts of all notices, resolutions, consents and other written actions as may be required to effectuate the provisions of this Section 2.4 for Parent’s reasonable review and comment, and the Company shall not unreasonably omit incorporating any reasonable comments provided by Parent.

2.5.         Withholding Rights The Company, Parent, Acquisition Sub, the Surviving Corporation and the Paying Agent, as the case may be (and any agent or Subsidiary thereof), will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld, such amounts will be paid to the appropriate Governmental Entity and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement will be paid through the applicable payroll system in accordance with applicable payroll procedures.

2.6.         Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares occurs as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for shares of Company Common Stock), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration will be equitably adjusted to reflect such event and to provide to holders of Shares (as well as holders of Company Options, Company RSUs, Company PRSUs and other Equity Interests in the Company) the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 will be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement (including Section 5.1).

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the separate disclosure letter delivered by the Company to Parent and Acquisition Sub (the “Company Disclosure Letter”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such schedule relates; provided, that disclosure in the Company Disclosure Letter as to a specific representation or warranty will qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure should relate to such other sections), and (b) except with respect to Sections 3.1, 3.2, 3.3, 3.4, 3.5(a), 3.5(b), 3.5(d), 3.6(a)(ii), 3.7, 3.18 and 3.19, as otherwise disclosed or identified in the reports, schedules, forms, statements, registration statements, prospectuses and other documents, including any amendments thereto, in each case, filed or furnished to the SEC between January 1, 2024 and the date which is two (2) Business Days prior to the date hereof (the “Filed Company SEC Documents”) but excluding any information (other than statements of fact) in the “Risk Factors,” “Summary of Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” sections of such Filed Company SEC Documents or other disclosures contained or referenced in such Filed Company SEC Documents of information, factors or risks that are predictive, cautionary or forward-looking in nature, the Company hereby represents and warrants to Parent and Acquisition Sub as follows:

3.1.         Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, except with respect to the Company’s Subsidiaries where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Filed Company SEC Documents, are true and complete copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws. None of the Company’s Subsidiaries is in violation of any of the provisions of the comparable organizational documents of any of the Company’s Subsidiaries, copies of which have been made available to Parent, except, in each case, for any such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.2.         Capitalization.

(a)            The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of September 16, 2026 (the “Reference Date”), (i) 31,860,352 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 0 shares of Company Common Stock were held in the treasury of the Company or by its Subsidiaries, (iii) 685,000 shares of Company Common Stock were subject to outstanding Company Options, (iv) 1,192,908 shares of Company Common Stock were subject to outstanding Company RSUs, (v) 324,065 shares of Company Common Stock were subject to outstanding Company PRSUs (at target), and (vi) no shares of Company Preferred Stock were issued and outstanding. Except for such Company Options, Company RSUs and Company PRSUs, there are no options, restricted stock awards, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any, or make any payment based on the value of, shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Reference Date and prior to the date of this Agreement, except for the issuance of shares of Company Common Stock pursuant to the exercise, vesting or settlement of Company Options, Company RSUs or Company PRSUs that were outstanding as of the Reference Date in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests.

(b)           Section 3.2(b) of the Company Disclosure Letter sets forth, as of the Reference Date, each outstanding Company Option, Company RSU and Company PRSU and to the extent applicable, the holder thereof, the holder’s country of residence, the grant date thereof, the number of shares issuable thereunder or subject thereto, the exercise price or purchase price and expiration date thereof, the current vesting status or vesting terms as of the Reference Date, and with respect to each holder who resides outside the United States, whether the cash-out of such award pursuant to Section 2.4 would result in any obligation of the Company or any of its Subsidiaries to pay employer social security contributions, employer national insurance contributions or similar employer-side payroll Taxes in the applicable jurisdiction and the Company’s good-faith estimate of the aggregate amount of such employer-side liability in each such jurisdiction. Each Company Option, Company RSU and Company PRSU (i) has been granted pursuant to a Company Equity Plan, and (ii) has been granted in material compliance with all applicable Laws and the requirements of the applicable Company Equity Plan. The treatment of Company Options, Company RSUs and Company PRSUs contemplated by Section 2.4 is permitted by, and may be effected in accordance with, the terms and conditions of the applicable Company Equity Plan and the applicable award agreements governing such Company Options, Company RSUs and Company PRSUs. All Shares subject to issuance under the applicable Company Equity Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c)            There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of (including any voting trusts or proxies), (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. The Company does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument. There are no accrued and unpaid dividends with respect to any shares of Company Common Stock or other Equity Interests of the Company.

(d)           Section 3.2(d) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary. None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens. There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly owned Subsidiary of the Company.

3.3.         Authority; Execution and Delivery; Enforceability.

(a)            The Company has all necessary power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which it is or, pursuant to the terms hereof, will be a party, to perform and comply with each of its obligations under this Agreement and such other agreements and, subject to the receipt of the Requisite Stockholder Approval solely with respect to the Merger, to consummate the Transactions. The execution and delivery by the Company of this Agreement and such other agreements, the performance and compliance by the Company with each of its obligations herein and therein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Requisite Stockholder Approval solely with respect to the Merger, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and each other agreement contemplated hereby to which it is a party and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub of this Agreement and such other agreements, this Agreement and such other agreements each constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally, rules of Law governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in a proceeding of law or in equity) or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (the “Bankruptcy and Equitable Exceptions”).

(b)           Subject to the accuracy of Section 4.8, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions, including the Merger. To the Knowledge of the Company, no Takeover Law applies to the Merger or the other Transactions.

(c)            The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt, approve, or authorize this Agreement and consummate the Merger, and other transactions contemplated hereby in their capacity as stockholders of the Company. No other vote of the holders of any Equity Interests of the Company is necessary to consummate the Transactions, including the Merger.

(d)           The Company Board, at a meeting duly called and held at which all members of the Company Board were present, unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for its adoption, (iv) making the Company Board Recommendation, (v) rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger, this Agreement, the Voting Agreements, the other agreements contemplated hereby and thereby, and the Transactions, and (vi) electing that the Merger and the transactions contemplated by the Voting Agreements not be subject to any Takeover Laws, which resolutions have not been rescinded, modified or withdrawn in any way.

(e)            The Company has not taken any action, or failed to take any action, that would result in the termination of, or excuse any party thereto (other than Parent) from performing its obligations under, any Voting Agreement.

3.4.         No Conflicts.

(a)            The execution and delivery of this Agreement, and the consummation of the Transactions, does not and will not, and the performance of this Agreement or the other agreements contemplated hereby, including the Merger, by the Company will not, (i) assuming the Requisite Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or right under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, vesting, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligations under, or result in the creation of a Lien on any property or asset or Equity Interests of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions and compliance by the Company and its Subsidiaries, as applicable, with any of the terms or provisions hereof and the other agreements governing the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NYSE, (ii) as set forth on Section 3.4(b) of the Company Disclosure Letter, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.5.         SEC Documents; Financial Statements; Undisclosed Liabilities; Fairness.

(a)            The Company has timely filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since December 31, 2023 (the reports, schedules, forms, statements, registration statements, prospectuses and other documents filed or furnished to the SEC and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). No Subsidiary of the Company is required to make any filings with the SEC or any comparable regulator in any other jurisdiction. All fees required to be paid to the SEC with respect to the Company SEC Documents have been paid in full.

(b)           As of its respective filing date (or, if amended or superseded prior to the Reference Date, on the date of such filing) each Company SEC Document complied, or if not yet filed or furnished will comply, in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not, or if not yet filed or furnished will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 2023, the Company has not received any written comments from the SEC staff that remain unresolved or any written inquiry from the SEC regarding any potential material violation of securities Laws.

(c)            The consolidated financial statements of the Company included in the Filed Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Filed Company SEC Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Filed Company SEC Financial Statements, and were prepared, or if not yet filed or furnished will be prepared, in accordance with GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of unaudited Filed Company SEC Financial Statements, to normal year-end adjustments and the absence of notes, none of which are material, either individually or in the aggregate. At all times since December 31, 2023, the books and records of the Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and applicable Law.

(d)           Each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications were true and correct as of the date made and remain true and correct. For purposes of the preceding sentence hereof, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents.

(e)            Since December 31, 2023, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s and its Subsidiaries’ independent registered accountant has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s preparation of financial statements or internal control over financial reporting, or (iii) any claim or allegation regarding any of the foregoing. The Company, based on its most recent evaluation of internal control over financial reporting, has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2023, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. For purposes of this Section 3.5(e), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(f)            The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), whether or not required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Filed Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Filed Company SEC Financial Statements (none of which arises out of or relates to any breach of contract, breach of warranty, tort, infringement, Proceeding or violation of Law), (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(g)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet, partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

3.6.         Absence of Certain Changes or Events.

(a)            Since December 31, 2025 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (ii) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)           Since December 31, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, Section 5.1(c), 5.1(d), 5.1(f), 5.1(g), 5.1(h), 5.1(i), 5.1(k), 5.1(l), 5.1(n), 5.1(o), 5.1(q), 5.1(r) or 5.1(s), or Section 5.1(x) with respect to any of the foregoing, in each case, were such an action to be taken after the date hereof.

3.7.         Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any other document required to be filed by the Company with the SEC in connection with the Merger (collectively, the “Company Disclosure Documents”) will, at the time such Company Disclosure Document or any amendment or supplement thereto is filed with the SEC, the date it is first mailed or disseminated to holders of Shares and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to statements made therein based on information supplied by or on behalf of Parent or Acquisition Sub for inclusion or incorporation by reference therein). The Company Disclosure Documents will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

3.8.         Legal Proceedings and Orders. There are no, and since January 1, 2023, there have been no, Proceedings pending or threatened in writing or, to the Knowledge of the Company, threatened otherwise, against the Company or any of its Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company (in their capacity as such), except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor any of their respective assets or properties is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect nor is the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee or independent contractor of the foregoing (in their capacity as such), under investigation by any Governmental Entity except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. There is no Order enjoining or requiring the Company or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9.         Compliance with Laws.

(a)            Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, Affiliates, employees, nor, to the Knowledge of the Company, any of their agents is, or since April 24, 2019, has been, a Sanctions Target. The Company and its Subsidiaries are, and in the past five (5) years (or, in the case of Sanctions, since April 24, 2019), have at all times been, in compliance in all material respects with International Trade Laws. Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, Affiliates, employees, nor, to the Knowledge of the Company, any agents has engaged in, nor is now engaged in, any dealings or transactions with or for the benefit of any Sanctions Target or in any Sanctioned Country, in each case directly or indirectly, including through any of their distributors, agents or other persons acting on their behalf.

(b)           The operations of the Company and its Subsidiaries are and, in the past five (5) years, have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”).

(c)            The Company has not received written or, to the Knowledge of the Company, verbal notice of any action, suit, proceeding or investigation against it with respect to International Trade Laws or Money Laundering Laws from any Governmental Entity at any time in the past five years (or, in the case of Sanctions, since April 24, 2019).

(d)           The Company, its Subsidiaries and their respective officers, directors, employees, and, to the Knowledge of the Company, their other Representatives are in compliance in all material respects with and in the past five (5) years have complied in all material respects with (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) the Corruption of Foreign Public Officials Act (Canada) and (iv) the provisions of all anti-bribery and anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries (collectively, “Anti-Corruption Laws”). Without limiting the foregoing, in the past five (5) years, none of the Company, any of its Subsidiaries or their respective officers, directors, employees or, to the Knowledge of the Company, any other Representatives have paid, received, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to or from any Government Official or any other Person for the purpose of improperly influencing any act or decision of such official or of any Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation in any material respect of the Anti-Corruption Laws. None of the Company, any of its Subsidiaries or, their respective officers, directors or employees, or, to the Knowledge of the Company, any other Representatives has been the subject of any investigations, reviews, audits, or inquiries by a Governmental Entity related to Anti-Corruption Laws, and no investigation, review, audit, or inquiry by any Governmental Entity or any other Person with respect to Anti-Corruption Laws is pending or threatened. Each of the Company and its Subsidiaries have in place compliance policies, procedures and internal controls reasonably calculated to ensure compliance with all Anti-Corruption Laws, Money Laundering Laws and International Trade Laws.

(e)            The Company and each of its Subsidiaries is, and at all times since January 1, 2023 has been, in compliance with all applicable Laws, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, none of the Company or any of its Subsidiaries has been given written notice or, to the Knowledge of the Company, other notice of any unresolved violation of any Law, except, in each case, for any such violation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10.        Permits. The Company and each of its Subsidiaries have, and at all times since January 1, 2023 have held, all required governmental licenses, permits, certificates, approvals, clearances, registrations, product listings, billing and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used or as conducted and used at such time, as applicable, and each of the Permits is valid, subsisting and in full force and effect, and no suspension or cancellation of any of the Permits is pending, threatened in writing or, to the Knowledge of the Company, threatened verbally, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since January 1, 2023, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), except where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. There are no actions pending, threatened in writing or, to the Knowledge of the Company, threatened verbally, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

3.11.        Employee Benefit Plans.

(a)            Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans (other than any employment contracts or consultancy agreements for employees or consultants who are natural persons that (i) are terminable by the Company or any of its Subsidiaries “at will” and do not provide for severance benefits or other termination-related payments or benefits or (ii) are in all material respects consistent with a standard form previously made available to Parent where the severance period or required notice of termination provided is not in excess of sixty (60) days or such longer period as is required by applicable Law).

(b)           With respect to each Company Benefit Plan required to be identified on Section 3.11(a) of the Company Disclosure Letter, copies of the following have been made available to Parent (to the extent applicable to such Company Benefit Plan): (i) the current plan document and all amendments thereto, or, in the case of an unwritten Company Benefit Plan, a written description thereof; (ii) all trust agreements, insurance contracts, and annuity contracts serving as funding vehicles for such Company Benefit Plan, in each case, as currently in effect; (iii) the most recent summary plan description, and any summaries of material modifications related thereto, distributed to participants in such Company Benefit Plan; (iv) the most recent annual report on Form 5500 (and all schedules and attachments thereto) required to be filed with respect to such Company Benefit Plan; (v) if such Company Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion or advisory letter received from the IRS; and (vi) all material non-routine correspondence to or from any Governmental Entity relating to such Company Benefit Plan since January 1, 2023.

(c)           Each Company Benefit Plan has been established, maintained, funded, operated, and administered in all material respects in accordance with its terms and in compliance with all applicable Laws. To the Knowledge of the Company, no other party to any Company Benefit Plan is in material breach or material default thereunder.

(d)           Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to the Company’s Knowledge, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any trust associated therewith.

(e)            Except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any other Person has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that is subject to ERISA or the Code.

(f)            No material claim or Proceeding has been brought, threatened in writing or, to the Knowledge of the Company, threatened verbally, against or with respect to any Company Benefit Plan, including any audit or inquiry by any Governmental Entity (other than routine benefits claims, appeals of such claims, and domestic relations order Proceedings).

(g)           Neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to be subject to, any material Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(h)           None of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has, at any time during the past six (6) years, sponsored, maintained, contributed to or been obligated to contribute to, and none of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has any actual or contingent liability or obligation under or with respect to (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) or other plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) except as set forth on Section 3.11(h)(ii) of the Company Disclosure Letter, any “multiemployer plan,” as defined in Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (iv) any “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA. Neither the Company nor any of its Subsidiaries is bound by any contract or has any liability or obligation described in Section 4204 of ERISA. With respect to each multiemployer plan required to be identified on Section 3.11(h)(ii) of the Company Disclosure Letter, (A) none of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has incurred or could reasonably be expected to incur (whether or not liability has been assessed), a complete withdrawal or a partial withdrawal (within the meaning of Title IV of ERISA) except as described on Section 3.11(h)(ii)(A) of the Company Disclosure Letter; (B) all contributions and payments (including installments) required to be made by the Company, any of its Subsidiaries, or any Company ERISA Affiliate have been timely made in all material respects; and (C) the Company has provided to Parent any estimates of withdrawal liability the Company has received in the past three years.

(i)             Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event) would reasonably be expected to (i) entitle any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries to any compensation or benefit (including any transaction bonus, retention bonus or severance pay) under any of the Company Benefit Plans or otherwise, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) or increase of compensation or benefits under any of the Company Benefit Plans or otherwise, (iii) directly or indirectly cause or require the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) result in any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Merger or the Transactions, the Surviving Corporation, to merge, amend or terminate any Company Benefit Plan, or (v) directly or indirectly, result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Section 4999 of the Code.

(j)             No Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has promised to provide, post-employment, retiree or post-service medical or life insurance benefits to any current or former director, officer, employee or individual independent contractor or any of their dependents, other than as required by Section 4980B of the Code or similar applicable Law and for which the recipient pays the full cost of coverage.

(k)           Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in material compliance with Section 409A of the Code and applicable guidance of the Department of Treasury and the IRS. Neither the Company nor any of its Subsidiaries maintain any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any additional Tax imposed under Section 409A or 4999 of the Code or otherwise.

(l)             (i) Each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (each such plan, a “Non-U.S. Company Benefit Plan”) that is required to be registered has been registered and, except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, has been maintained in good standing with applicable regulatory authorities and has been funded, operated and administered in accordance with applicable Laws and applicable Collective Bargaining Agreements; (ii) except as set forth on Section 3.11(l)(ii) of the Company Disclosure Letter, no Non-U.S. Company Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA or under applicable Laws) or a multi-employer pension plan under applicable Laws and no liability has been or may be imposed on the Company and its Subsidiaries under section 144 of the Pension Schemes Act 1993 or sections 75 or 75A of the Pensions Act 1995 (or any equivalent provision relating to a public service pension scheme) to make any payment to any UK occupational pension scheme; and (iii) except as set forth on Section 3.11(l)(iii) of the Company Disclosure Letter, no material unfunded or underfunded liabilities exist with respect to any Non-U.S. Company Benefit Plan. To the Knowledge of the Company, no event has occurred that would reasonably be expected to adversely affect the registered status of any Non-U.S. Company Benefit Plan. The Company and its Subsidiaries have timely made all payments (including contributions, insurance premiums, levies, debts, taxes and expenses) required to have been made by them with respect to any Non-U.S. Company Benefit Plan and to any plan or arrangement.

(m)          The Company and its Subsidiaries have at all times complied with its obligations under Part 1 of the Pensions Act 2008 and no regulatory action or claims have been or, are likely to be, taken or raised in respect of those duties.

(n)           No employee (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006) of the Company or any Subsidiary whose employment has previously transferred to the Company or the relevant Subsidiary under those regulations has a right to (i) enhanced benefits on redundancy or on early retirement or (ii) a set amount of employer contributions that is higher than has been disclosed to Parent.

(o)           No contribution notice, financial support direction or restoration order (as defined in sections 38 to 56 of the Pensions Act 2004) has been issued which relates or refers to Company or any Subsidiary or to any current or former director, officer, employee or worker of Company or any Subsidiary and there are no circumstances (including Closing) which could or might result in such a notice, direction or order being issued.

3.12.        Employee and Labor Matters.

(a)            (i) Neither the Company nor any of its Subsidiaries is a party to, bound by, or otherwise subject to, a Collective Bargaining Agreement and no such agreement is being negotiated by the Company or any of its Subsidiaries and (ii) no employee of the Company or any of its Subsidiaries is represented by a Union and (iii) except as set forth in Section 3.12(a)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to (A) any mandatory information, consultation or co-determination rights (including any requirement to inform or consult with any works council, trade union, employee representative body or similar body) in connection with the execution of this Agreement or the consummation of the Transactions, or (B) any consent, agreement or approval that must be obtained prior to the consummation of the Transactions. Since January 1, 2023, with respect to any employee of the Company and its Subsidiaries, there have not been, and there are no pending, threatened in writing or, to the Knowledge of the Company, verbally threatened (a) representation or certification proceedings or unfair labor practice complaints, grievance or charges brought before or filed with the National Labor Relations Board or any other applicable tribunal or authority, (b) Union organizing efforts or campaigns or petition for certification of recognition by a Union or (c) labor strikes, disputes, lockouts, slowdowns, stoppages, picketing, or other organized work interruption or material labor-related grievances.

(b)           Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and at all times since January 1, 2023 have been, in compliance with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, human rights, health and safety, all forms of remuneration and wage payment (including overtime and minimum wage) and withholding and deductions, holiday pay, wages and hours, working time obligations more generally, child labor, immigration and work authorizations, background checks and drug testing, classification and payment of employees and independent contractors, pay equity, non-harassment and non-retaliation in employment, statutory leaves (including family and medical leaves), occupational health and safety, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, language of work and unemployment insurance. The Company and each of its Subsidiaries has complied in all material respects with all obligations to inform and consult with any works council, trade union, employee representative body or similar body (including any such obligations under applicable Law or pursuant to any Collective Bargaining Agreement or other Contract), and no current or past non-compliance subsists or, to the Knowledge of the Company, has been threatened. There are not, and since January 1, 2023, there have not been, any Proceedings pending, threatened in writing or, to the Knowledge of the Company, threatened verbally, by or before any Governmental Entity against or affecting the Company or any of its Subsidiaries, concerning employment-related matters or brought by or on behalf of any current or former applicant, employee or independent contractor of the Company or any of its Subsidiaries, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)            To the Knowledge of the Company, no Person has been laid off or terminated but retains recall or reinstatement rights pursuant to applicable Laws.

(d)           Neither the Company nor any of its Subsidiaries has, since January 1, 2023, taken any action that would constitute a “Mass Layoff” or “Plant Closing” or collective dismissal within the meaning of, or would otherwise trigger notice requirements or liability under, the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar Law (the “WARN Act”).

(e)            Since January 1, 2023, neither the Company nor any of its Subsidiaries (i) has been found in violation in any material respect of any Laws relating to occupational health and safety, (ii) is or has been a party to, or otherwise bound by, any material consent decree with, or material citation or Order by, any Governmental Entity relating to current or former employees or employment practices, or (iii) is or has been subject to any material audit or investigation by the Occupational Safety and Health Administration, the Department of Labor, U.S. Citizenship and Immigration Services, or any comparable Governmental Entity, or subject to material fines, penalties, or assessments associated with such audits or investigations.

(f)            The Company and its Subsidiaries are duly registered and in good standing with the applicable workers’ compensation boards as required by applicable Laws. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its Subsidiaries has been reassessed in any material respect under such legislation since January 1, 2023. There are no claims or potential claims which may materially adversely affect the accident cost experience of the Company or any of its Subsidiaries.

(g)           True and complete information as to the name, employing entity, location of work, current job title, terms and conditions of employment and annual base compensation for all current employees of the Company and its Subsidiaries has been provided to Parent. Except as set forth on Section 3.11(i) and Section 3.11(j) of the Company Disclosure Letter, none of the employees of the Company or any of its Subsidiaries are entitled to any rights, whether legal, contractual, customary or other, with regard to the termination of their employment for any reason including redundancy and/or retirement (such as the right to increased severance indemnity, extended prior notice, or termination only for specific reasons) other than the minimum rights provided by applicable law. The Company and its Subsidiaries do not have any practice of paying enhanced indemnities in case of termination of employment for any reason whatsoever, including redundancy or retirement. To the Knowledge of the Company, as of the date hereof, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the twelve (12)-month period following the date hereof. No executive or key employee of the Company or any of its Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration and all foreign employees have been properly equipped with valid work and residence permits. Since January 1, 2023, no current or former employee or independent contractor has notified the Company or any Subsidiary of an allegation of sex-based discrimination, sexual harassment or sexual misconduct by any director, officer, executive, manager, or supervisor of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no director, officer, or executive of the Company or any of its Subsidiaries has been subject to any such allegation. Neither the Company nor any of its Subsidiaries is party to a material settlement agreement with any director, officer, executive, manager, or supervisor of the Company or any of its Subsidiaries that arises primarily out of material allegations of sexual harassment by any such director, officer, or executive of the Company or any of its Subsidiaries.

3.13.        Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            The Company and each of its Subsidiaries (i) is in, and at all times since January 1, 2023, has been in, compliance with all, and is not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) has and holds all Environmental Permits necessary for the conduct of their business and the ownership, operation or use of their properties and assets, as currently conducted and used and as conducted or used since January 1, 2023, and (iii) is in, and at all times since January 1, 2023 has been in, material compliance with their respective Environmental Permits.

(b)           There are no Environmental Claims pending, threatened in writing nor, to the Knowledge of the Company, threatened verbally against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notice or Order regarding any violation of or liability under any Environmental Law, including but not limited to any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials and any notification or request for information under Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq.

(c)            Neither the Company nor any of its Subsidiaries, nor any third party, has treated, stored, disposed of, arranged for disposal of, transported, handled, managed, manufactured, repaired, installed, distributed, exposed any Person to, or Released, any Hazardous Materials, including at, under or from the Company Owned Real Property or the Company Leased Real Property (or any other real property now or formerly leased, owned or operated by the Company or any of its Subsidiaries), in each case so as to give rise to any material liability of the Company or any of its Subsidiaries pursuant to Environmental Laws.

(d)           None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending, threatened in writing or, to the Knowledge of the Company, threatened verbally with respect thereto, or (ii) is an indemnitor by contract or otherwise or has assumed any liability of any third party under any Environmental Law or otherwise relating to any Hazardous Materials.

(e)           The Company has made available all material environmental assessments, audits, reports and other material environmental, worker health and safety documents relating to the Company or any of its Subsidiaries that are in the Company’s or its Subsidiaries’ possession or under its reasonable control, including documents that regard the compliance of the Company or any of its Subsidiaries with Environmental Laws or the environmental condition of any of the Company Owned Real Property or Company Leased Real Property or any other real property currently or formerly owned or operated by the Company or any of its Subsidiaries.

3.14.        Real Property; Title to Assets.

(a)            Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. The Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. All buildings, structures, improvements and fixtures located on the Company Owned Real Property are in a state of good operating condition and repair in all material respects and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(b)           Section 3.14(b) of the Company Disclosure Letter sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens.

(c)            The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. The Company Real Property constitutes all of the real property owned, leased, subleased or otherwise occupied by the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each parcel of Company Real Property is in compliance with all existing Laws applicable to such Company Real Property, and (B) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending or threatened in writing, and to the Company’s Knowledge there are no such Proceedings verbally threatened, affecting any portion of the Company Real Property.

(d)           The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15.        Tax Matters.

(a)            All income and other material Tax Returns that are required to be filed by or with respect to any of the Company or its Subsidiaries have been timely and properly filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate in all material respects. The Company and its Subsidiaries have complied, in all material respects, with applicable Law relating to sales, use, value-added and similar material Taxes, including receipt and retention of material Tax exemption certificates and other supporting documentation qualifying sales, leases or the provision of services as exempt from such Taxes.

(b)           Each of the Company and its Subsidiaries has timely and properly paid all material amounts of Taxes due and owing by it and has withheld and timely paid to the proper Governmental Entity any material Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, or other third party (in each case, whether or not shown on any Tax Return).

(c)            Each of the Company and its Subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by it.

(d)           No deficiencies for material Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn. The Company and each of its Subsidiaries are in compliance, in all material respects, with all terms, conditions, and obligations under any tax installment, amnesty, or similar program to which they have adhered, and neither the Company nor any of its Subsidiaries is in default thereunder or, to the Knowledge of the Company, at risk of exclusion from any such program.

(e)            No audit, examination, investigation or other proceeding with respect to any income or other material Taxes of the Company or any of its Subsidiaries is pending, in progress, threatened in writing or, to the Knowledge of the Company, threatened verbally.

(f)            No written claim has been made by any Governmental Entity in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be required to file income or other material Tax Returns or subject to income or other material taxation in that jurisdiction.

(g)           Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension remains in effect.

(h)           Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local, or non-U.S. Law) in the two (2) years prior to the date of this Agreement.

(i)             Neither the Company nor any of its Subsidiaries is a party to or bound by any income or other material Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(j)             Neither the Company nor any of its Subsidiaries (i) have been a member of a consolidated tax group (or any analogous combined, affiliated, or unitary group defined under state, local or foreign Law), other than such a group of which the Company or one of its Subsidiaries has been the common parent, or (ii) has any liability for income or other material Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by any contract, or otherwise (other than pursuant to an agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(k)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting or use of an improper method of accounting in each case prior to the Closing, (ii) installment sale, any intercompany transaction, or open transaction disposition made or entered into prior to the Closing, (iii) prepaid amount or deposit received on or prior to the Closing, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (v) Taxes due under Section 965 of the Code, or (vi) gross income under Sections 951 or 951A of the Code as a result of activities or earnings prior to the Closing.

(l)             The Company is not and has not been for the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)          There are no Liens for material Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens.

(n)           Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(o)           The unpaid Taxes of the Company and its Subsidiaries did not as of the date of the most recent Filed Company SEC Financial Statements exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent Filed Company SEC Financial Statements (rather than in any notes thereto). Since the date of the most recent Filed Company SEC Financial Statements until the date hereof, the Company and its Subsidiaries have not incurred any material liability for Taxes outside the ordinary course of business.

(p)           Since December 31, 2024, neither the Company nor any of its Subsidiaries has made, changed or revoked any material Tax election; elected or changed any material method of accounting for Tax purposes or Tax accounting period; amended any income or other material Tax Return; filed any income or other material Tax Return in a manner materially inconsistent with past practice; surrendered any right to, or filed any claim for, a material Tax refund; settled any dispute, audit, investigation, proceeding or claim in respect of material Taxes; entered into any contractual obligation in respect of income or other material Taxes with any Governmental Entity or consented to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries.

(q)           Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise has an office or a fixed place of business in a country other than a country in which it is organized.

(r)            No Subsidiary of the Company organized outside the United States has (i) an investment in “United States property” within the meaning of Section 956 of the Code, or (ii) a United States real property interest within the meaning of Section 897 of the Code.

(s)            No Subsidiary of the Company is, and neither the Company nor any Subsidiary of the Company holds an interest in, any passive foreign investment company within the meaning of Section 1297 of the Code.

(t)            The value of the consideration paid or received by the Canadian Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services from or to a non-arm’s length Person (for purposes of the ITA) is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(u)           There are no transactions or events that have resulted, and there are no circumstances that exist and would reasonably be expected to result in, or have existed and resulted in, the application of any of sections 15, 17, 78, 79, 79.1 or 80 to 80.04, inclusive, of the ITA (or any corresponding or similar provision of Canadian provincial Law) to the Canadian Subsidiaries.

3.16.        Material Contracts.

(a)            Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)             Contracts with any of the top 20 largest suppliers by purchases made by the Company or any of its Subsidiaries during the twelve (12) month period ended December 31, 2025 and the six (6) month period ended June 30, 2026 (the “Material Suppliers”);

(ii)           Contracts with any of the top 20 largest customers by purchases made by such customer during the twelve (12) month period ended December 31, 2025 and the six (6) month period ended June 30, 2026 (the “Material Customers”);

(iii)          Contracts not otherwise required to be set forth on Section 3.16(a) of the Company Disclosure Letter that provide for the payment or receipt of more than $10,000,000 during the 12-month period ended June 30, 2026, or which by their terms requires such payment or receipt in the 12-month period ending December 31, 2026;

(iv)          Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v)           Contracts (i) pursuant to which the Company or its Subsidiaries has acquired or granted the right to use any Intellectual Property that is material to the business of the Company or its Subsidiaries (excluding any open source or free software, any non-exclusive licenses to Software Programs that are generally commercially available, and through non-exclusive licenses granted to customers or service providers in the ordinary course of business), (ii) for the development or acquisition of any material Intellectual Property by or for the benefit of the Company or any of its Subsidiaries (other than agreements with employees entered into in the ordinary course of business and agreements with contractors entered into in the ordinary course of business on the Company’s or any of its Subsidiaries’ form) or (iii) that materially affect the use or enforcement by the Company or its Subsidiaries of any Intellectual Property (including exclusive licenses, settlement agreements, covenants not to assert, and consents to use), excluding confidentiality or non-disclosure agreements, agreements with employees or contractors, in each case, entered into in the ordinary course of business;

(vi)          the lease agreements of the Company or any of its Subsidiaries that pertain to each parcel of Company Leased Real Property (each, a “Company Lease Agreement”);

(vii)         Contracts containing (A) any covenant restricting the ability of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (C) a provision granting the other party exclusivity or similar rights in respect of the business of the Company or any of its Subsidiaries;

(viii)        Contracts (i) comprising indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness or has or will guarantee or otherwise become liable for any indebtedness of or in respect of any debt securities issued by any other Person, (ii) constituting debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (iii) constituting a “keep well” or other agreement to maintain any financial statement condition of another person, or (iv) relating to any outstanding letters of credit, surety bonds, performance bonds, bankers’ acceptances or similar credit support instruments, except, in each case, for any such contract or agreement between the Company and any of its Subsidiaries;

(ix)          Contracts under which there has been imposed a Lien (other than a Permitted Lien) on any of the assets, tangible or intangible, of the Company or any of its Subsidiaries;

(x)           any Contract that relates to the acquisition or disposition of any material business, assets or properties (whether by merger, amalgamation, sale of stock, sale of assets or otherwise) that was entered into after January 1, 2021 or pursuant to which any earn-out, indemnification obligations (other than indemnification obligations for fundamental representations of the Company or its Subsidiaries under which there are no pending claims), deferred or contingent payment obligations, or other material obligations remain outstanding;

(xi)          any Collective Bargaining Agreement;

(xii)         except Contracts relating to sales to customers made in the ordinary course of business, any Contract which requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries) in any such case which is in excess of $1,000,000;

(xiii)        each material Contract to which the Company or any of its Subsidiaries is a party entered into since January 1, 2023 in connection with the settlement or other resolution of any actual or threatened Proceeding, in each case in which the Company or its Subsidiaries made or received a payment in excess of $1,000,000, or is a settlement, conciliation, or similar agreement with any Governmental Entity, or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement;

(xiv)         any other Contract or group of related Contracts with the same counterparty (or Affiliate thereof) that, individually or in the aggregate, if terminated or subject to a default by any party thereto, would have or would reasonably be expected to have a Company Material Adverse Effect; or

(xv)         any Contract (A) with any holder of Shares or any of its or their respective directors, officers or Affiliates (other than any Voting Agreement and agreements solely between the Company and its wholly owned Subsidiaries), (B) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K of the SEC, or (C) pursuant to which the Company or any of its Subsidiaries has any ongoing obligation to make payments to any current or former director, officer or employee (other than pursuant to a Company Benefit Plan or standard employment arrangements);

(b)           Except as would not be material to the Company and its Subsidiaries, taken as a whole, (A) all Contracts set forth or required to be set forth in Section 3.16(a) of the Company Disclosure Letter or Section 3.21 of the Company Disclosure Letter (Government Contracts) or filed or required to be filed as exhibits to the Company SEC Documents as “material contracts” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (in each case, excluding any Company Benefit Plan) (collectively, the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary in accordance with their terms, except as limited by the Bankruptcy and Equitable Exceptions, (B) the Company, or the applicable Subsidiary, has performed in all material respects all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in material breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in material breach or default thereunder, (C) since January 1, 2023, neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, verbal notice of any actual, alleged, or potential material violation of, or failure to comply in any material respect with, any term or requirement of any Company Material Contract, (D) neither the Company nor its Subsidiaries has received any written notice or, to the Knowledge of the Company, verbal notice that any party intends to terminate, cancel, or not renew any Company Material Contract, and (E) neither the Company nor any of its Subsidiaries has waived any material rights under any Company Material Contract (which shall not include the non-exercise of an option or other right under a Company Lease Agreement). Other than any Company Material Contracts filed as exhibits to the Company SEC Documents, the Company has made available to Parent a true, complete and unredacted copy of each of the Company Material Contracts, including all amendments, supplements and modifications thereto.

3.17.        Intellectual Property.

(a)            Section 3.17(a) of the Company Disclosure Letter sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are included within the Company Owned Intellectual Property (collectively, the “Company Registered Intellectual Property”). All items of Company Registered Intellectual Property are in material compliance with all formal legal requirements and have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned, except for such issuances, registrations or applications that the Company or one of its Subsidiaries have permitted to expire or has cancelled or abandoned in its reasonable business judgment. The Company Registered Intellectual Property is valid, subsisting, and to the Knowledge of the Company, enforceable. No Proceeding has occurred since January 1, 2023 (including any opposition, cancellation, interferences, inter partes review, or re-examination) nor is any Proceeding pending, threatened in writing or, to the Knowledge of the Company, threatened verbally, in each case that has challenged the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries (A) is the sole owner of and possesses all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), (B) has the right to use, sell, license and otherwise exploit, as the case may be, all other Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by the Company and its Subsidiaries, and (C) will continue to own or have the right to use all such Intellectual Property immediately following the Closing to the same extent as prior to the Closing.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Company Material Intellectual Property.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person and since January 1, 2023 has not infringed, misappropriated, diluted, or otherwise violated the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, during the period commencing on January 1, 2023 and ending on the date of this Agreement, there has been no Proceeding pending, threatened in writing or, to the Knowledge of the Company, threatened verbally against the Company or any of its Subsidiaries, alleging that the Company or any of its Subsidiaries infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property rights of any Person. To the Knowledge of the Company, (i) no Person is infringing, misappropriating, diluting or otherwise violating, (ii) nor has any Person infringed, misappropriated, diluted or otherwise violated, any material Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Company Owned Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, and any trade secrets or other material confidential information included in the Company Owned Intellectual Property, is and has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance. To the Knowledge of the Company, there has been no unauthorized use or disclosure of any material Company Material Intellectual Property since January 1, 2023.

(f)            The Company and its Subsidiaries take and have taken commercially reasonable actions to protect and preserve the confidentiality of their trade secrets and other material confidential information and the security of their material Software Programs, websites and systems (including the confidential data transmitted thereby or stored therein), including implementing a policy requiring employees and contractors who are reasonably expected to receive access to material trade secrets or other material confidential information to sign nondisclosure agreements with confidentiality obligations and use restrictions. All past or current employees and independent contractors of the Company or any of its Subsidiaries who have developed material Intellectual Property for the Company or its Subsidiaries have executed written agreements assigning all rights to such Intellectual Property to the Company or its Subsidiaries or all rights to such Intellectual Property have vested automatically in the Company or its Subsidiaries by operation of Law. To the Knowledge of the Company, no Person has materially breached any Contract or duty referenced in this section.

(g)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any product or service currently developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Company or any of its Subsidiaries (the “Products”), or (ii) provided or disclosed any source code of any Product to any third-party Person who is not bound by non-disclosure obligations with respect to such source code. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Product performs substantially in accordance with its documented specifications. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Products do not contain and have not contained any Malicious Code. The Company and its Subsidiaries use industry standard methods (but in no event less than reasonable methods) intended to detect and prevent Malicious Code that may be present in the Products.

(h)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries use or, since January 1, 2023 have used, any open source software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Products, or (ii) under any license requiring the Company or one of its Subsidiaries to disclose or distribute the source code to any of the Products, to license or provide the source code to any of the Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Products at no or minimal charge. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have been, and are currently in compliance with, all applicable Contracts with respect to any third-party Software Programs used by the Company or one of its Subsidiaries, including open source software.

(i)             Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the computer systems, servers, network equipment, switches, endpoints, Software Programs, platforms, firmware and other computer hardware and related information technology or outsourced services that are owned, leased, licensed, operated, or otherwise used by the Company and its Subsidiaries (“IT Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted and the Company or its applicable Subsidiary will continue to lawfully own, lease, license or have access to such rights immediately after the Closing. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, there has been no Security Breach of, unauthorized access to, unauthorized use of, or Malicious Code in, any of the IT Systems or any product offerings of the Company or any of its Subsidiaries. The Company and its Subsidiaries have each implemented, and currently maintain, commercially reasonable data security, data backup, data storage, data recovery, system redundancy, disaster avoidance and recovery procedures with respect to the IT Systems. The Company and its Subsidiaries test such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing.

(j)             The Company and its Subsidiaries maintain written policies and procedures regarding privacy and data security and maintain reasonable organizational, administrative, technical, and physical safeguards intended to protect Personal Data under their possession or control from unauthorized access. Since January 1, 2023, the Company and its Subsidiaries have not suffered any Security Breach except as would not, either individually or in the aggregate, be expected to have a Company Material Adverse Effect. Since January 1, 2023, neither the Company nor its Subsidiaries have notified in writing, or been required by applicable Law, Governmental Entity or other Information Privacy Laws to notify in writing, any Person of any Security Breach in each case that has permitted or resulted in any unauthorized access to or disclosure of Personal Data. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with (i) Information Privacy Laws, (ii) all privacy and security standards applicable to the industry in which the Company and its Subsidiaries operate or to its products and services, including any restrictions applicable to government contractors, the Payment Card Industry Data Security Standard (PCI DSS), and any restrictions to which the Company agrees to comply or has publicly attested to or affirmed its compliance, (iii) the Company’s and its Subsidiaries’ own internal and external-facing privacy policies, and (iv) all their obligations relating to the collection, protection, storage, use, processing, transfer, or disposition of data under all Contracts to which the Company or any of its Subsidiaries is party. There have been no complaints, claims, or Proceedings filed, commenced, threatened in writing or, to the Knowledge of the Company, threatened verbally against, the Company or any of its Subsidiaries alleging any failure to comply with any Information Privacy Laws.

(k)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and any of its Subsidiaries use all Generative AI Tools in compliance with the applicable license terms, consents, Contracts, and Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not included and do not include any sensitive Personal Data, trade secrets or confidential or proprietary information of the Company or any of its Subsidiaries, or of any third Person under an obligation of confidentiality by the Company or one of its Subsidiaries, in any prompts or inputs into any Generative AI Tools, except in cases where such Generative AI Tools do not use such prompts or inputs to train the machine learning or algorithm of such tools or improve the services related to such tools or where such training or improvement of the Generative AI Tool is performed solely for the benefit of the Company or one of its Subsidiaries and in compliance with any applicable license terms, consents, Contracts and Laws. The Company and any of its Subsidiaries have not used Generative AI Tools to develop any Company Material Intellectual Property that the Company or one of its Subsidiaries intended to maintain as proprietary in a manner that the Company or one of its Subsidiaries believes would materially affect the Company’s or one of its Subsidiaries’ ownership or rights therein.

3.18.        Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. The Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other agreements related to the foregoing.

3.19.        Opinion of Financial Advisor. Robert W. Baird & Co. Incorporated, the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth in such opinion, the Merger Consideration to be received by the holders of Shares (other than Shares held by Parent or any Affiliate of Parent) pursuant to and in accordance with this Agreement is fair from a financial point of view to such holders.

3.20.        Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such reasonably insurable risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries. With respect to each insurance policy that is material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in material breach or default (including any breach or default with respect to the payment of premiums), and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under any such policy. Since January 1, 2023, (i) the Company has not received any written communication notifying it of any cancellation or invalidation of any material insurance policy, denial of any material coverage or rejection of any material claim, or material adjustment in the amount of premiums payable under any material insurance policy and (ii) no excess liability or protection and indemnity insurance policy has been canceled by the insurer, and to the Company’s Knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such material insurance policy of the Company or any of its Subsidiaries, and (iii) none of the Company or any of its Subsidiaries has any material claim pending under any such insurance policies as to which coverage has been questioned, denied or disputed by any insurer.

3.21.        Government Contracts.

(a)            Section 3.21 of the Company Disclosure Letter lists each Government Contract of the Company and its Subsidiaries which is in effect as of the date hereof (x) between the Company or any of its Subsidiaries and any federal Governmental Entity, (y) under which the Company or any of its Subsidiaries is a prime contractor, or (z) between the Company or any of its Subsidiaries and any state, provincial, territorial or local Governmental Entity that exceeds $2,000,000 in annual net revenues attributable to such Government Contract by the Company and its Subsidiaries, taken as a whole (collectively, “Key Government Contracts”). Each Key Government Contract is valid, binding on the Company or its Subsidiaries, in full force and effect and, to the Knowledge of the Company, was legally awarded. The Company and its Subsidiaries do not have any bids on Government Contracts outstanding directly with a Governmental Entity that, if accepted or awarded, would reasonably be expected to result in a material loss to the Company.

(b)           None of the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in material breach of or default under (or is alleged in writing, to be in breach of or default under), or has provided or received any notice of termination or default, or cure notice or show cause notice under any Government Contract. The Company and its Subsidiaries have not received any written notice that (i) the parties to any Government Contract will not fulfill their obligations thereunder in all material respects, or (ii) that any of its Government Contract counterparties has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company. None of the Company or its Subsidiaries’ Government Contracts have been terminated since January 1, 2023, other than as a result of final completion in accordance with its terms.

(c)            With respect to each material property, equipment, fixture and Software that (i) was in the possession of, or directly acquired by, a Governmental Entity and (ii) is currently loaned, bailed or otherwise furnished to or held by the Company or any of its Subsidiaries (or any sub-contractor on its behalf) in connection with any Government Contract by or on behalf of any Governmental Entity (such property, equipment, fixtures and Software herein referred to as “Government Tangible Property”), the Company and its Subsidiaries have certified to the applicable Governmental Entity in a timely manner that all Government Tangible Property is in good working order, reasonable wear and tear excepted, and otherwise meets the requirements of the applicable Government Contract and all applicable Laws. No outstanding loss, damage or destruction reports have been (or should have been) submitted to any Governmental Entity in respect of any material Government Tangible Property.

(d)           The Company and its Subsidiaries have not delivered to the U.S. Government under any Government Contract any Company proprietary technical data or Software (i.e., developed exclusively at private expense) unless it properly notified the U.S. Government in accordance with the terms of such Government Contracts and FAR and DFARS regulations that the U.S. Government’s rights were limited or restricted.

(e)            The Company and its Subsidiaries have complied in all material respects with all terms and conditions of each such Government Contract and with the requirements of all Laws pertaining to each such Government Contract. Each of the Company and its Subsidiaries has complied in all material respects with the Truthful Cost or Pricing Data Act, FAR Part 31, and any other cost allowability and allocability provisions applicable to the Government Contracts or Government Contract Bids. The cost and accounting and procurement systems, practices and procedures used by the Company and its Subsidiaries and the associated entries reflected in the financial records of the Company and its Subsidiaries with respect to Government Contracts are and have been in compliance in all material respects with all applicable Laws and such Contracts.

(f)            There have been no claims, cost disallowances or payment withholds or setoffs against (except payment withholds in the ordinary course of business as provided by the payment terms of such Government Contract), and to the Knowledge of the Company, there have been no material misrepresentations by the Company or its Subsidiaries arising under or related to any such Government Contract.

(g)           Since January 1, 2023, all test and inspection results, if any, provided by the Company or its Subsidiaries to any Governmental Entity or to any other Person pursuant to a Government Contract, or as a part of the delivery to any Governmental Entity or other Person pursuant to a Government Contract were complete and correct in all material respects as of the date so provided and, to the Knowledge of the Company, the Company and its Subsidiaries have provided all test and inspection results to the Governmental Entity or to any other Person pursuant to each such Government Contract as required by Law and the terms of such Government Contract.

(h)           None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, their respective officers and directors, nor any of their respective other Representatives, has been the subject of any investigations, reviews, audits, or inquiries by a Governmental Entity related to any Government Contract, and no investigation, review, audit, or inquiry by any Governmental Entity or any other Person with respect to any Government Contract is pending, threatened in writing or, to the Knowledge of the Company, threatened verbally. Since January 1, 2023, the Company has not conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, act, misstatement or omission arising under or relating to a Government Contract or Government Contract Bid. Except as has not had and would not reasonably be expected to have a material and adverse effect, each of the Company and its Subsidiaries have in place compliance policies, procedures and internal controls reasonably calculated to ensure compliance with all Government Contracts.

(i)             None of the Company or any of its Subsidiaries (i) is in receipt or possession of any competitor’s or Governmental Entity’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized, (ii) is subject to any active administrative agreement pertaining to its eligibility for the award of Government Contracts or stop work order relating to any Government Contract that is still in effect, or (iii) has been debarred, suspended or similarly disqualified from participation in the award of Contracts with any Governmental Entity. To the Knowledge of the Company, there are no facts or circumstances that would warrant the institution of suspension, debarment or other disqualification proceedings or the finding of non-responsibility or ineligibility on the part of the Company or any of its Subsidiaries or any director, officer or employee thereof.

(j)             Except as set forth in Section 3.21(j) of the Company Disclosure Letter, since January 1, 2023, (i) the Company and its Subsidiaries have not been awarded and have not submitted a bid for any Government Contract with a term that expires after the Closing Date under which the Company certified or represented that it was a small business, veteran-owned small business, HUBZone small business, small disadvantaged business, service disabled veteran owned business, 8(a) certified business, or women-owned small business under the Small Business Act, as amended, or any other similar federal, state or local Law; (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not been identified or otherwise included in any subcontracting plan or similar plan as a small business, veteran-owned small business, HUBZone small business, small disadvantaged business, service disabled veteran owned business, 8(a) certified business, or a women-owned small business under the Small Business Act, as amended, or any other similar federal, state or local Law by any prime contractor providing services to any Governmental Entity; and (iii) none of the Company or its Subsidiaries’ Government Contracts listed on Section 3.21 of the Company Disclosure Letter were awarded to the Company or its Subsidiaries as small business set-asides, HUBZone small business set-asides, veteran-owned small business set asides, service disabled veteran owned set asides, small disadvantaged set-asides or any other similar federal, state or local government set-aside.

(k)           The Company and its Subsidiaries conduct, in a manner consistent with standard industry practices, an estimate-to-completion analysis of each Government Contract and, on the basis of such analyses, the Company has no reason to expect or anticipate that costs actually incurred in connection with Government Contracts will, at such time when performance thereunder concludes, materially exceed the price or any funding limitation or authorizations applicable to such Government Contract.

(l)             Since January 1, 2023, neither the Company nor any of its Subsidiaries nor any of their employees, officers or directors has had a personal security clearance revoked, excluding terminations of such personal security clearances as may have occurred in the ordinary course of business. The Company and its Subsidiaries hold and at all relevant times have held at least a “satisfactory” rating from the Defense Counterintelligence and Security Agency (or its predecessor) with respect to their facility security clearances.

(m)          Section 3.21(m) of the Company Disclosure Letter sets forth the number of personnel security clearances issued by the U.S. Government and the level of such clearances and all facility security clearances used or held for use by the Company and its Subsidiaries. All requisite personnel security clearances and facility security clearances are valid and in full force and effect, and the Company and its Subsidiaries are in compliance with all applicable requirements under each of its Government Contracts relating to the safeguarding of and access to classified information and all applicable Laws and regulations regarding national security. There is no proposed, threatened in writing or, to the Knowledge of the Company, verbally threatened termination of any such facility or personnel security clearances.

3.22.        Indebtedness. The Company and its Subsidiaries have no liabilities in respect of Indebtedness except as set forth on Section 3.22 of the Company Disclosure Letter. For each item of Indebtedness, Section 3.22 of the Company Disclosure Letter sets forth the debtor, the Contract governing the Indebtedness, the principal amount of the Indebtedness as of June 30, 2026, the creditor, the maturity date, and the collateral, if any, securing the Indebtedness (and all Contracts governing all related Liens). Neither the Company nor any of its Subsidiaries has any liability in respect of a guarantee of any Indebtedness or other liability of any other Person (other than the Company or its other Subsidiaries).

3.23.        Material Customers and Suppliers. Section 3.23 of the Company Disclosure Letter sets forth a true and complete list of (i) the Material Customers, together with the dollar amount of net revenues attributable to each such Material Customer during the twelve (12) month period ended December 31, 2025 and the six (6) month period ended June 30, 2026, and (ii) the Material Suppliers, together with the dollar amount of purchases from each such Material Supplier during the twelve (12) month period ended December 31, 2025 and the six (6) month period ended June 30, 2026. Since December 31, 2023, neither the Company nor any of its Subsidiaries has received any written notice, or to the Knowledge of the Company, any verbal notice, from any Material Customer or Material Supplier to the effect that such Material Customer or Material Supplier intends to stop, fail to renew any Contract for, materially decrease the rate of, audit or materially and adversely change the terms (whether related to payment, price, margin, length of term or otherwise) with respect to, purchasing products or services from, or supplying products or services to, the Company or any of its Subsidiaries (whether as a result of the consummation of the Transactions or otherwise). Since December 31, 2023, no Material Customer or Material Supplier has stopped, or materially decreased the rate of, purchasing products or services from, or supplying products or services to, the Company or any of its Subsidiaries.

3.24.        No Other Representations or Warranties. The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and Acquisition Sub and acknowledges that it and its Representatives have received access to such books, records and other information of Parent and Acquisition Sub that it and its Representatives have requested. Except for the representations and warranties expressly set forth in this Article III and the other certificates and agreements delivered in connection herewith, none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Acquisition Sub or any of their respective Affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Acquisition Sub or their respective Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof. The Company acknowledges that neither Parent nor Acquisition Sub nor any Person on behalf of Parent or Acquisition Sub makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or Acquisition Sub or with respect to any other information provided to the Company in connection with the Transactions, including the accuracy or completeness thereof, other than the representations and warranties contained in Article IV or the other agreements and certificates delivered in connection herewith. The Company acknowledges and agrees that, to the fullest extent permitted by applicable Law, Parent, Acquisition Sub, and their respective Affiliates, stockholders, controlling persons or Representatives will not have any liability or responsibility whatsoever to the Company or its Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or any of its Affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article IV or the other agreements and certificates delivered in connection herewith. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Acquisition Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Acquisition Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Acquisition Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Acquisition Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or the other certificates and agreements delivered in connection herewith.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as set forth in the separate disclosure letter delivered by Parent and Acquisition Sub to the Company (the “Parent Disclosure Letter”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article IV to which the information in such schedule relates; provided, that disclosure in the Parent Disclosure Letter as to a specific representation or warranty qualifies any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent that such disclosure relates to such other sections), Parent and Acquisition Sub hereby represent and warrant to the Company as follows:

4.1.         Corporate Organization. Parent is a limited liability company and Acquisition Sub is a corporation, each duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite limited liability company or corporate (as applicable) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Acquisition Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2.         Authority, Execution and Delivery; Enforceability. Each of Parent and Acquisition Sub has all necessary limited liability company or corporate (as applicable) power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Acquisition Sub of this Agreement, the performance and compliance by Parent and Acquisition Sub with each of its obligations herein and the consummation by Parent and Acquisition Sub of the Transactions applicable to it have been duly authorized by all necessary limited liability company or corporate (as applicable) action on the part of Parent and Acquisition Sub, and no other limited liability company or corporate (as applicable) proceedings on the part of Parent or Acquisition Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Acquisition Sub of the Transactions to which it is a party. Each of Parent and Acquisition Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Acquisition Sub’s legal, valid and binding obligation, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except as limited by the Bankruptcy and Equitable Exceptions.

4.3.         No Conflicts.

(a)            The execution and delivery of this Agreement by Parent and Acquisition Sub, does not and will not, and the performance of this Agreement by Parent and Acquisition Sub will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Acquisition Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Acquisition Sub or any other Subsidiary of Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or right under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, vesting, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligations under, or result in the creation of a Lien on any property or asset or Equity Interests of Parent or any Parent Subsidiary, including Acquisition Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such consents, approvals, conflicts, violations, breaches, loss, change of control, defaults, right, Lien or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Assuming the accuracy of the representations and warranties of the Company in Section 3.4 and the other certificates and agreements contemplated hereby, the execution and delivery of this Agreement by Parent and Acquisition Sub does not and will not, and the consummation by Parent and Acquisition Sub of the Transactions and compliance by Parent and Acquisition Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NYSE or under state securities Laws, (ii) as required or advisable under any applicable Competition Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4.         Litigation. There is no Proceeding pending, threatened in writing or, to the Knowledge of Parent, threatened verbally that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Acquisition Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.5.         Financing.

(a)            Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and Equity Commitment Letter as in effect on the date hereof (with, in the case of the Debt Commitment Letter and any related Debt Fee Letter, only the fee amounts, interest rates, original issue discount, economic and other “market flex” terms or commercially sensitive information redacted, none of which redacted provisions would be reasonably expected to adversely affect the amount, conditionality, availability, timing or termination of the Debt Financing on the Closing Date). As of the date hereof, neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to funding of the Debt Financing and Equity Financing, other than as set forth in the Commitment Letters and, in the case of the Debt Financing, for the Debt Fee Letter (including any “market flex” provisions set forth therein).

(b)           As of the Closing Date, subject to the terms and conditions set forth in the Commitment Letters and in this Agreement and assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 and the conditions set forth in the Commitment Letters, the aggregate proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) will be sufficient for the payment by or on behalf of Parent of all amounts required to be paid by it on the Closing Date pursuant to Article II, including the payment of the Merger Consideration on the Closing Date and all related fees and expenses and prepayment of debt under the Credit Facilities on the Closing Date (collectively, the “Required Amount”). To Parent’s Knowledge as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Commitment Letters in the form so delivered are in full force and effect against Parent and represent a valid, binding and enforceable obligation of Parent and, to Parent’s Knowledge, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth in the Commitment Letters as of the date hereof and except as limited by the Bankruptcy and Equitable Exceptions. Parent has fully paid (or caused to be fully paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any of the Commitment Letters. As of the date hereof, assuming the representations and warranties made by the Company in Article III are true and correct in all material respects, the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, and the Company’s compliance with its obligations under Section 5.11, Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Commitment Letters or that the full amount of the Financing will not be made on a timely basis. The only conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date are the conditions set forth in the Commitment Letters as of the date hereof. As of the date hereof, assuming the representations and warranties made by the Company in Article III are true and correct in all material respects, the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, and the Company’s compliance with its obligations under Section 5.11, Parent has no reason to believe that (i) any of such conditions will not be satisfied or (ii) the Financing will not be made available to Parent on the Closing Date.

(c)            Without in any way expanding or amending the remedies available under Section 7.4 or Section 8.14, Parent understands and acknowledges that under the terms of this Agreement, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent is not a condition to Parent’s obligations hereunder.

4.6.         Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Guarantee dated as of the date hereof. As of the date hereof, the Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by the Bankruptcy and Equitable Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.

4.7.         Proxy Statement. None of the information supplied or to be supplied by Parent or Acquisition Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Acquisition Sub to statements made therein based on information supplied by or on behalf of the Company or any other Person for inclusion or incorporation by reference therein).

4.8.         Ownership of Company Capital Stock. None of Parent, Acquisition Sub or any Parent Subsidiary beneficially owns any Shares or other Equity Interests in the Company as of the date hereof. Neither Parent nor Acquisition Sub nor any of its “affiliates” or “associates” is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.9.         Solvency. Assuming (i) the satisfaction of all conditions to Parent’s and Acquisition Sub’s obligations to consummate the Transactions, or the waiver of such conditions, (ii) the accuracy, in all material respects, of the representations and warranties set forth in Article III and the certificates and agreements contemplated hereby (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” or similar materiality qualifiers set forth therein) and the compliance, in all material respects, by the Company and its Subsidiaries with the covenants contained in this Agreement and (iii) the most recent financial statements included in an Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed by the Company with the SEC present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, then immediately after giving effect to the consummation of the Merger, the Company and its Subsidiaries, taken as a whole, will be solvent. For purposes of this Section 4.9, the term “solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors (including a reasonable estimate of the amount of contingent liabilities); (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature (including a reasonable estimate of the amount of contingent liabilities). For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

4.10.        Ownership of Parent and Acquisition Sub. All of the outstanding Equity Interests of Parent and Acquisition Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Acquisition Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Acquisition Sub was formed for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, (i) has not prior to the date hereof engaged and will not engage in any business or other activities and (ii) has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

4.11.        No Stockholder and Management and Other Arrangements. Except for this Agreement and the Voting Agreements, or as expressly authorized by the Company Board, as of the date hereof, neither Parent or Acquisition Sub, nor any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any stockholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Corporation or any of its subsidiaries, businesses or operations from and after the Effective Time. None of Parent, Acquisition Sub or any of their respective Affiliates has entered into any Contract with any commercial bank which by its terms prohibits such commercial bank from providing or seeking to provide debt financing to any person in connection with a transaction involving the Company or any of its Subsidiaries in connection with the Merger (other than customary and ordinary “tree” arrangements).

4.12.        Brokers. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions, except those to be borne by Parent, any Parent Subsidiary or the Surviving Corporation, as applicable.

4.13.        Foreign Ownership, Control and Influence. (a) Neither Parent nor Acquisition Sub is a “foreign person” within the meaning of the regulations promulgated pursuant to the Defense Production Act of 1950, as amended, including Section 721 thereof (50 U.S.C. § 4565), and (b) neither Parent nor Acquisition Sub is under the “control” (as defined in 31 C.F.R. § 800.208) of a “foreign person” (as defined in 31 C.F.R. § 800.224), except in each case as would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

4.14.        No Other Representations and Warranties; Non-Reliance. Each of Parent and Acquisition Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and each of them acknowledges that it and its Representatives have received access to books and records, facilities, equipment, contracts and other assets of the Company to review, and that it and its Representatives have had an opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of Parent and Acquisition Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Acquisition Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Acquisition Sub in connection with the Transactions, including the accuracy or completeness thereof, other than the representations and warranties contained in Article III or the other agreements and certificates delivered in connection herewith. Each of Parent and Acquisition Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective Affiliates, stockholders, controlling persons or Representatives will not have any liability or responsibility whatsoever to Parent, Acquisition Sub, any Parent Subsidiary, or their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Acquisition Sub, any Parent Subsidiary, or any of their respective Affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article III or the other certificates and agreements delivered in connection herewith. Except for the representations and warranties expressly set forth in this Article IV and the other certificates and agreements delivered in connection herewith, none of Parent, Acquisition Sub, any of their respective Affiliates or any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its Affiliates or Representatives on any such representation or warranty) with respect to Parent, Acquisition Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Acquisition Sub nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates in any form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or the other certificates and agreements delivered in connection herewith.

Article V
COVENANTS

5.1.         Conduct of Business by the Company Pending the Closing Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Law or as expressly required by this Agreement, or with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business in a manner consistent with past practice, (ii) use its reasonable best efforts to keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations, and (iii) pay its debts in the ordinary course of business in a manner consistent with past practice and uncontested Taxes when due. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required by any other provision of this Agreement, the Company will not, and will not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a)            amend its certificate of incorporation or bylaws or equivalent organizational documents (including, for the avoidance of doubt, any certificate of designation of any class or series of preferred stock or any similar instrument);

(b)           issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options or settlement of Company RSUs or Company PRSUs, in each case outstanding as of the date hereof in accordance with their terms as in effect on the date hereof;

(c)            sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets (other than Intellectual Property) (including any product, product segment or business unit) of the Company or any of its Subsidiaries, except (i) pursuant to existing Contracts set forth in the Company Disclosure Letter, (ii) the sale, purchase or non-exclusive license of inventory, property and goods or the provision of services, in the ordinary course of business consistent with past practice, (iii) obsolete or worn out equipment in the ordinary course of business in a manner consistent with past practice, or (iv) property or assets not deemed by the Company to be material to the business and having a value less than $2,500,000 individually or $5,000,000 in the aggregate;

(d)           sell, assign, pledge, transfer, license, abandon, lease, encumber, abandon, permit to lapse, or otherwise dispose of any Company Material Intellectual Property, except for non-exclusive licenses in the ordinary course of business consistent with past practice, nor disclose any of its material trade secrets to a third party other than pursuant to a confidentiality agreement;

(e)            declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

(f)            reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except with respect to any wholly owned Subsidiary of the Company or pursuant to the terms of Company Options, Company RSUs or Company PRSUs outstanding as of the date hereof in accordance with their terms;

(g)           merge, amalgamate or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)           acquire (including by merger, amalgamation, consolidation, or acquisition of stock or assets) any Person or assets, other than (i) acquisitions of inventory, raw materials and other property in the ordinary course of business consistent with past practice or (ii) acquisitions for which the aggregate consideration payable by the Company does not exceed $2,500,000 individually or $10,000,000 in the aggregate (each such acquisition permitted under clause (ii), a “Permitted Acquisition”); provided, that a description of the material terms of such Permitted Acquisition, in reasonable detail, has been made available to Parent prior to the earlier of entry therein and consummation thereof;

(i)             incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of the Company) for borrowed money, except for revolving credit borrowings under the Company’s Credit Facilities (as in effect on the date of this Agreement) for working capital purposes or Equipment Leases for purchase money equipment financing, in each case, in the ordinary course of business and consistent with past practice;

(j)             make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of the Company), in excess of $1,000,000 in the aggregate;

(k)           except to secure indebtedness and other obligations under the Credit Facilities (as in effect on the date of this Agreement) or Equipment Leases for purchase money equipment financing in the ordinary course of business and consistent with past practice, create or incur any Lien on any material assets of the Company or its subsidiaries other than Permitted Liens;

(l)             make any loans or advances to, guarantees for the benefit of, or enter into any other material transaction with any director, officer, employee or individual independent contractor of the Company or its Subsidiaries, other than advances for business, travel-related, relocation or other similar expenses in accordance with any currently existing Company policy in the ordinary course of business and consistent with past practice;

(m)          terminate, cancel or renew, or agree to any material amendment to or waiver or release under any Company Material Contract or any material Government Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract or a material Government Contract, in each case other than renewals in the ordinary course of business consistent with past practice and terminations solely as a result of any such Contract expiring in accordance with its terms;

(n)           make any capital expenditure or series of related capital expenditures in excess of the Company’s capital expenditure budget attached to Section 5.1(n) of the Company Disclosure Letter, other than capital expenditures or series of related capital expenditures that are not, individually in excess of $1,500,000, or in the aggregate in excess of $5,000,000;

(o)           except as provided by the terms of this Agreement, required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, (B) increase the compensation or benefits payable to any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, (C) establish, adopt, amend or terminate any Company Benefit Plan, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan (including with respect to Company Options, Company PRSUs and Company RSUs) or otherwise, (E) announce or grant any new compensation or benefits, or amend or modify the terms of any outstanding awards (including any Company Options, Company PRSUs or Company RSUs), (F) hire, engage, terminate (other than for cause), furlough, or temporarily layoff any director, officer, employee or individual independent contractor, (G) hire, terminate (other than for cause), furlough, or temporarily layoff the employment of any Executive Officer, or (H) communicate with any current or former officers, directors, employees or individual independent contractors of the Company or any of its Subsidiaries with respect to the compensation, benefits or other treatment they will receive following the Effective Time except for such communication approved by Parent in advance of such communication and communications consistent with those already made by Parent;

(p)           institute any reductions in force or layoffs that would reasonably be expected to trigger notice obligations under the WARN Act;

(q)           negotiate, enter into, amend or extend any Collective Bargaining Agreement, except as required by Law after providing prior written notice to Parent;

(r)            make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(s)            compromise, settle or agree to settle any Proceeding other than, subject to Section 5.16, compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,500,000 individually or $5,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(t)             (i) make, change or revoke any material Tax election, (ii) elect or change any material method of accounting for Tax purposes or Tax accounting periods, (iii) file any amended Tax Return with respect to any material Taxes, (iv) agree to any extension of the statute of limitations in respect of any material Tax claim or assessment, (v) surrender any right to claim a material Tax refund, (vi) prepare any income or other material Tax Return in a manner materially inconsistent with past practice, (vii) initiate, settle or compromise any material Tax dispute, audit, investigation, proceeding, claim, assessment or liability, (viii) request any ruling or similar guidance with respect to Taxes, (ix) incur any material Taxes outside the ordinary course of business, or (ix) enter into any contractual obligation in respect of income or other material Taxes with any Governmental Entity;

(u)           cancel or fail to renew (upon expiration, on substantially the same terms as in effect on the date hereof) or fail to maintain compliance with the terms of, any material insurance policy of the Company or any of its Subsidiaries;

(v)           enter into a new line of business;

(w)          Except as permitted by Section 5.1(o), enter into any Contract that both (i) would be a Company Material Contract if entered into prior to the date hereof and (ii) contains a change in control or similar provision that would trigger a consent right in favor of the counterparty in connection with the Merger; or

(x)           authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2.         Access to Information; Confidentiality.

(a)            From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the Company will, and will cause each of its Subsidiaries to (i) provide to Parent and Acquisition Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere with the ordinary course operation of the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, management, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) use reasonable best efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request and (iii) furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the U.S. federal or state securities Laws to the extent such report, schedule, registration statement or other document is not available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Nothing in this Section 5.2(a) will be construed to require the Company to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes in good faith, on the advice of outside legal counsel, that doing so would: (A) result in the loss of attorney-client privilege (but the Company will use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in a material breach of any effective Company Material Contract existing, and as in effect, on the date hereof (but the Company will use its reasonable best efforts to provide such access or disclosure in an alternative manner), or (C) breach, contravene or violate any applicable Law (but the Company will use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a violation of applicable Law). Notwithstanding the foregoing, in the event that the Company does not provide access or disclose information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or violate the applicable Law, rule, regulation, order, judgment or decree, including entering into a joint defense agreement, common interest agreement or other similar arrangement.

(b)           The Mutual Non-Disclosure Agreement set forth on Section 5.2(b) of the Company Disclosure Letter (the “Confidentiality Agreement”) will apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives. For the avoidance of doubt, the parties acknowledge and agree that Parent and Acquisition Sub, and any insurer or reinsurer receiving confidential information of the Company from or on behalf of Parent, are each a “Representative” of the applicable Affiliate of Parent party to the Confidentiality Agreement thereunder. Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, the disclosure and use of information in connection with the taking by Parent and Acquisition Sub and their respective Representatives of any actions contemplated by this Agreement (including in furtherance of the matters contemplated by Section 5.5) or any Voting Agreement shall, in each case, not constitute a breach of this Section 5.2(b) or the Confidentiality Agreement.

5.3.         Acquisition Proposals.

(a)            During the period beginning on the date hereof and continuing until 11:59 p.m. Eastern Time on the date that is forty (40) calendar days after the date hereof (the “Go-Shop Period,” and the first calendar day immediately after the Go-Shop Period, the “No-Shop Start Date”), the Company and its Subsidiaries and its and their Representatives shall have the right to: (i) solicit, initiate, facilitate and encourage any inquiry, proposal or offer that constitutes or is reasonably expected to lead to an Acquisition Proposal, including by way of providing access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent, (ii) engage in, continue, enter into and otherwise participate in any discussion or negotiation with any Person with respect to any inquiry, proposal or offer that constitutes or is reasonably expected to lead to an Acquisition Proposal, and (iii) otherwise cooperate with, assist, participate in, and facilitate any such inquiry, proposal, offer, discussion or negotiation and any effort or attempt to make any Acquisition Proposal, including through the waiver or release by the Company, at its sole discretion, of any standstill or similar agreement with any Person.

(b)           Except as expressly permitted by and subject to this Section 5.3, from and after the No-Shop Start Date, the Company will, and will cause its Subsidiaries and their respective Representatives to, (x) promptly cease and terminate (or cause to be terminated) any discussions or negotiations with any Third Party and its Affiliates and Representatives that may be ongoing with respect to, or which may reasonably be expected to lead to, any Acquisition Proposal, (y) promptly request any such Third Party to promptly return or destroy all confidential information furnished by or on behalf of the Company and its Subsidiaries in accordance with the Acceptable Confidentiality Agreements and (z) terminate access by any Third Party and its Affiliates and Representatives to any data room (virtual, online or otherwise) maintained by or on behalf of the Company and its Subsidiaries. Except as expressly permitted by and subject to this Section 5.3, from and after the No-Shop Start Date, or, if earlier, until the termination of this Agreement in accordance with Article VII, the Company will not, and will cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (A) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations that could reasonably be expected to lead to the submission of any Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions), (C) provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (D) waive, terminate, modify, fail to enforce or release any Person (other than Parent, Acquisition Sub and their respective Affiliates and Representatives) under any “standstill” or similar agreement or obligation, or exempt any person (other than Parent, Acquisition Sub and their respective Affiliates and Representatives) from the restrictions under Takeover Laws, (E) enter into any acquisition agreement with respect to any Acquisition Proposal, or (F) formally propose, resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any breach of the restrictions set forth in this Section 5.3(b) by any Representative or Affiliate of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.3(b) by the Company.

(c)            Except as expressly permitted by Section 5.3(g), from and after the date hereof until the earlier of receipt of the Requisite Stockholder Approval and the termination of this Agreement in accordance with Article VII, neither the Company Board nor any committee thereof will (i) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) withdraw, change or qualify or propose to publicly withdraw, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, (iii) approve or cause the Company to enter into any merger agreement, letter of intent or other agreement relating to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) fail to include the Company Board Recommendation in the Proxy Statement or fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent reasonably (being not more than once per Acquisition Proposal or material change to an Acquisition Proposal) requests in writing, (v) fail to publicly recommend against any tender offer or exchange offer for the equity securities of the Company, or (vi) formally resolve or agree to do or publicly propose to do any of the foregoing (any action set forth in the foregoing clauses (i) to (v) of this sentence, a “Change of Board Recommendation”).

(d)           Notwithstanding anything to the contrary contained in Sections 5.3(a) and 5.3(b), if at any time following the date hereof and prior to receipt of the Requisite Stockholder Approval (i) the Company has received a bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not otherwise result from a breach or, in accordance with the last sentence of Section 5.3(b), deemed breach, of Section 5.3(b) and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then subject to providing prior written notice of its decision to take such action to Parent at least twenty-four (24) hours prior to taking such action (which notice shall include a reasonably detailed description of the Third Party, its Acquisition Proposal and the information the Company intends to provide) and compliance with Section 5.3(e), the Company may (1) furnish information with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing pursuant to one or more Acceptable Confidentiality Agreements and (2) participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, that any information concerning the Company or its Subsidiaries to be provided or made available to any Third Party will, to the extent not previously provided or made available to Parent or Acquisition Sub, be provided or made available to Parent or Acquisition Sub concurrently with but in no event more than 24 hours prior to such time as it is provided or made available to such Third Party. Notwithstanding anything to the contrary herein and without limitation of any requirement to enter into an Acceptable Confidentiality Agreement, any competitively sensitive information or data to be provided by or on behalf of the Company or any of its Subsidiaries pursuant to this Section 5.3 to any Third Party who is, or whose Affiliates include, a competitor, supplier or customer of the Company or any of its Subsidiaries shall be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access thereto.

(e)            From and after the date hereof, the Company will promptly (and in any event within 24 hours) notify Parent in the event that the Company receives any Acquisition Proposal or any indication of interest or inquiry that could reasonably be expected to lead to an Acquisition Proposal. The Company will notify Parent promptly (and in any event within 24 hours) of a summary of the material terms of the Acquisition Proposal (including the identity of the Person who submitted such Acquisition Proposal, all pricing and financing information and material conditions) and provide unredacted copies of all written materials provided to or by the Company or its Representatives in connection therewith. Without limiting the foregoing but subject to the Company’s compliance with Section 5.3(d), the Company will promptly (and in any event within 24 hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and thereafter will keep Parent reasonably informed on a current basis (and in any event within 24 hours) of the status and material terms of any such proposals, any material changes to the status of any such discussions or negotiations, and provide to Parent as soon as practicable after receipt or delivery thereof with un-redacted copies of all transaction documents, financing documents, and copies of any other documents (including any drafts or summaries) evidencing or specifying the terms or conditions of such Acquisition Proposal or related discussions.

(f)            Notwithstanding anything to the contrary contained in Sections 5.3(a) or Section 5.3(b), if the Company has received after the date hereof a bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, and such Acquisition Proposal did not result from a breach or, in accordance with the last sentence of Section 5.3(b), deemed breach, of Section 5.3(b), the Company Board may at any time prior to receipt of the Requisite Stockholder Approval, (i) effect a Change of Board Recommendation with respect to such Superior Proposal or (ii) terminate this Agreement pursuant to Section 7.1(f), in each case only if the Company Board determines in good faith after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company and subject to complying with the requirements of this Section 5.3(f). Neither the Company Board (nor any committee thereof) may effect a Change of Board Recommendation pursuant to this Section 5.3(f) or terminate this Agreement pursuant to Section 7.1(f) unless the Company has provided to Parent at least four (4) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice will include an unredacted copy of such Superior Proposal and all related documentation (including the definitive transaction agreement (and related schedules and exhibits) to be entered into by the Company in respect of such Superior Proposal and, if applicable and to the extent received by the Company, all financing documentation and commitment letters), specify the basis for such Change of Board Recommendation or termination and the identity of the Third Parties making such proposal, and:

(i)             during the Notice Period, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or the Commitment Letters proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal and permitted Parent and its Representatives to make a presentation to the Company Board relating to such proposed adjustments and amendments; and

(ii)           the Company Board will have considered in good faith any adjustments or proposed amendments to this Agreement or the Commitment Letters (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the last day of the Notice Period and have determined in good faith, after consultation with its financial advisors and outside counsel, that, notwithstanding such Proposed Changed Terms, the Superior Proposal continues to constitute a Superior Proposal and that the failure to take such action continues to be inconsistent with its fiduciary duties to the stockholders of the Company if such Proposed Changed Terms were to be given effect. In the event of any revisions to such Superior Proposal offered by the party making such Superior Proposal with respect to any change in purchase price or any other material revision, the Company must deliver a new written notice to Parent and must again comply with the requirements of this Section 5.3(f) with respect to such new written notice, except that the Notice Period will be two (2) Business Days with respect to any such new written notice.

(g)           Notwithstanding anything to the contrary contained in this Section 5.3, the Company Board may at any time prior to receipt of the Requisite Stockholder Approval effect a Change of Board Recommendation if (i) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that an Intervening Event has occurred and is continuing and (ii) the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company, provided, however, that such Change of Board Recommendation will not occur until a time that is after the fourth (4th) Business Day following Parent’s receipt of written notice from the Company advising Parent of the material information and facts relating to such Intervening Event and stating that it intends to make a Change of Board Recommendation and provided that (A) during such four-Business Day period the Company has negotiated in good faith with Parent to the extent Parent wishes to negotiate to make such adjustments to the terms and conditions of this Agreement or the Commitment Letters as would enable the Company Board to proceed with the Company Board Recommendation and (B) at the end of such four-Business Day period, the Company Board maintains its determination described in this clause (ii) (after taking into account any adjustments offered in writing by Parent to the material terms and conditions of this Agreement or the Commitment Letters).

(h)           Nothing contained in this Section 5.3 will prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that the Company may only make any such disclosure that constitutes a Change of Board Recommendation in compliance with Section 5.3(f) or 5.3(g), as the case may be. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, will not constitute a Change of Board Recommendation.

(i)            For purposes of this Agreement:

(i)               “Acquisition Proposal” means any offer, inquiry, indication of interest or proposal from a Third Party concerning, whether in a single transaction or a series of transactions, (A) a merger, consolidation or other business combination transaction or series of related transactions involving the Company that, if consummated, would result in (x) any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of 20% or more of the outstanding Shares or voting power of the resulting direct or indirect parent of the Company or the surviving entity in such transaction, or (y) the stockholders of the Company immediately preceding such transaction holding less than 80% of the Shares or voting interests in the direct or indirect parent of the Company or the surviving entity in such transaction, (B) any direct or indirect sale, lease, purchase or other disposition by merger, consolidation, business combination, share exchange, joint venture, recapitalization, spin-off or otherwise, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing 20% or more of the consolidated assets, based on their fair market value as determined in good faith by the Company Board, or net revenue of the Company and its Subsidiaries, (C) any issuance by the Company to, or any acquisition by any, Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, any class of equity securities or voting interests of the Company representing 20% or more of the voting power or Shares of the Company, (D) any tender offer or exchange offer that if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act) beneficially owning 20% or more of the outstanding Shares or voting interests of the Company, or (E) any combination of the foregoing (in each case, other than the Merger).

(ii)              “Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence that is material to the Company and its Subsidiaries (I) that first occurs after the date of this Agreement which (a) is unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement and (b) becomes known to or by the Company Board prior to receipt of the Requisite Stockholder Approval; and (II) that does not involve or relate to (a) an Acquisition Proposal, any inquiries, proposals or offers which constitute, or would reasonably be expected to lead to, an Acquisition Proposal, or any business combination or acquisition opportunity, (b) any Effect resulting from a breach of this Agreement by the Company, (c) changes in the trading price or trading volume of Shares (provided that the underlying cause of such changes may be taken into account in determining whether an Intervening Event has occurred), (d) any overachievement by the Company or any of its Subsidiaries with respect to any revenue, earnings or other financial projections or forecasts (provided that the underlying cause of such overachievement may be taken into account in determining whether an Intervening Event has occurred), or (e) any development or change in the industries the Company and its Subsidiaries operate in as a whole that have not had or would not reasonably be expected to have a disproportionate effect on the Company.

(iii)            “Superior Proposal” means a bona fide written Acquisition Proposal (except that the references therein to “20%” and “80%” will be replaced by “50.1%”) that did not result from a breach by the Company of Section 5.3, and that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, taking into account such factors as the Company Board considers in good faith to be appropriate (including, among other things, if appropriate, the identity of the Third Party making such Acquisition Proposal, the ability of such Third Party to consummate the transaction, all financial, regulatory, legal and other aspects of such proposal, including the confidentiality, the source and certainty of financing, the expected timing and likelihood of consummation of such proposal, and the nature and extent of regulatory approvals required and the risk of non-consummation), is reasonably likely to be consummated in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s stockholders than the Merger (taking into account any proposed changes with respect to such Superior Proposal and the Proposed Changed Terms).

5.4.	Company Stockholder Meeting; Proxy Statement.

(a)            The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournments and postponements thereof, the “Company Stockholder Meeting”) as promptly as practicable following the date hereof (and in any event within thirty (30) calendar days following the date on which the Company is informed that the SEC does not intend to review the Proxy Statement or has no further comments thereon) solely for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL. Once established, the Company shall not change the record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) if there are holders of an insufficient number of shares of Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (it being understood that the Company shall not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (i) without Parent’s prior written consent) or (ii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, Order or a request from the SEC or its staff. Unless the Company Board has withdrawn the Company Board Recommendation in compliance with Section 5.3, the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders and to solicit from stockholders of the Company proxies in favor of the adoption and approval of this Agreement at the Company Stockholder Meeting and shall take all other action necessary or advisable to secure the vote or consent of the holders of Shares required by applicable Law to effect the Merger. The Company shall adjourn or postpone the Company Stockholder Meeting if requested by Parent in writing at any time up to three (3) Business Days prior to the date of the Company Stockholder Meeting if Parent reasonably believes that such adjournment or postponement is necessary to allow sufficient time to solicit additional proxies in favor of the adoption of this Agreement. Without the prior written consent of Parent, the Company Stockholder Meeting will not be postponed or adjourned by more than ten (10) Business Days for any event giving rise to such a postponement or adjournment. The Company shall use reasonable best efforts to cooperate with Parent with respect to its proxy solicitation efforts (including engaging a proxy voting advisory firm reasonably acceptable to Parent), and shall keep Parent reasonably informed on a reasonably current basis or as otherwise reasonably requested by Parent with respect to the proxy voting results and any substantive communication from any proxy voting advisory firm in connection with the Merger (and the parties shall cooperate with each other in connection with any material correspondence with any such proxy voting advisory firm in connection with the Merger).

(b)           As promptly as reasonably practicable after the execution of this Agreement (and in any event within twenty-five (25) days after the date of this Agreement, subject to extension by mutual agreement of Parent and the Company), the Company shall prepare and file with the SEC, the Proxy Statement for use in connection with the solicitation of proxies from the Company’s stockholders for use at the Company Stockholder Meeting. The Company, Parent and Acquisition Sub, as the case may be, shall furnish all information concerning the Company, on the one hand, and Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the other hand, as the other may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. The Company will cause the Proxy Statement to comply in all material respects with the applicable requirements of the Exchange Act and the DGCL and the rules and regulations of the SEC and the NYSE. The Company agrees that, on the date of filing, the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Subject to applicable Law, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company’s stockholders as promptly as practicable following the filing thereof with the SEC and, in any event, no later than the earlier of (i) the fifth (5th) Business Day following confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement and (ii) the tenth (10th) calendar day following the filing of the Proxy Statement with the SEC if the Company has not received comments from the SEC by such date. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Proxy Statement if and to the extent that such information shall be or have become false or misleading in any material respect prior to the Company Stockholder Meeting. The Company shall take all steps necessary to cause the Proxy Statement, as so corrected, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Laws. The Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to review and comment on the Proxy Statement (and any amendments or supplements thereto) prior to the filing thereof with the SEC (which may be shared by or on behalf of Parent with the stockholders party to a Voting Agreement to the extent required for Parent to comply therewith), and the Company shall give due consideration to and incorporate any reasonable comments made by Parent, Acquisition Sub and their counsel (it being understood that Parent, Acquisition Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall not file, disseminate or mail any Proxy Statement, or any amendment or supplement thereto, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company shall provide in writing to Parent, Acquisition Sub and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly (and in any event within 24 hours) after such receipt, and the Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give due consideration and incorporate any reasonable comments made by Parent, Acquisition Sub and their counsel). The Company shall not submit any response to SEC comments without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company shall use its reasonable best efforts to conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act promptly following the date hereof.

(c)            Unless this Agreement is earlier terminated pursuant to Article VII, subject to the terms of this Agreement, the Company shall include the Company Board Recommendation in the Proxy Statement.

5.5.	Regulatory and Other Authorizations; Notices and Consents.

(a)           The Company and Parent will, and will cause their respective Affiliates to, make or cause to be made (i) all required HSR Act notifications within ten (10) Business Days after the date of this Agreement, and (ii) all filings required with respect to any Other Required Regulatory Approvals with respect to the Transactions as promptly as practicable, but in any event within twenty (20) Business Days after the date of this Agreement. Subject to Parent’s obligations under this Section 5.5(a), Parent and Company will be mutually responsible for and mutually control the coordination of any applications, notifications or filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act or any other Competition Laws. Parent shall pay 100% of all filing fees under the HSR Act and any filings with respect to Other Required Regulatory Approvals.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to: (i) obtain all consents, approvals or waivers from third parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary or advisable actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary or advisable registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (provided, that neither the Company nor any of its Subsidiaries will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value for the purposes of obtaining any such third party consents in excess of $500,000 in the aggregate without the prior consent of Parent), (iii) resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging the Merger or the completion of the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement, and (v) cause their Affiliates to execute and deliver any notices, filings or applications required to be filed with any Governmental Entity in connection with the Merger and the Transactions. Each of the parties will, and will cause their respective Subsidiaries to, furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, the Company and Parent will have the right to review in advance, and to the extent practicable each will consult with the other in connection with, all of the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Person or any Governmental Entity in connection with the Merger and the Transactions; provided, that to the extent competitively sensitive information of any party is contained therein, such competitively sensitive information will be provided only to the external legal counsel or external expert of the other party and will not be shared by such counsel or expert with any other Person. In exercising the foregoing rights, each of the Company and Parent will act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent will keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity or Person with respect to such transactions, and, to the extent practicable under the circumstances, will provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity or Person in respect of any substantive filing, investigation or other inquiry in connection with the Transactions. Notwithstanding anything to the contrary herein, this Section 5.5(b) shall not govern any party’s actions under or with respect to Competition Laws or any Other Required Regulatory Approvals, which shall instead be governed by Section 5.5(a) and Section 5.5(e).

(c)            Prior to the earlier of the termination of this Agreement in accordance with Article VII and the Closing, none of the parties hereto will: directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, such permits, orders or other approvals of any Governmental Entity or the expiration or termination of any applicable waiting period, in each case as and to the extent contemplated in Section 6.1(c), (B) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Transactions as and to the extent contemplated in Section 6.1(b), (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) materially delay or prevent the consummation of the Transactions.

(d)           Without limiting Parent’s express rights or the Company’s express obligations hereunder, nothing contained in this Agreement gives Parent or Acquisition Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger and, prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(e)            Each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under the Agreement and applicable Law to cause the expiration or termination of any applicable waiting periods under the HSR Act and any Other Required Regulatory Approval and to obtain all consents, approvals, authorizations, qualifications and orders under any Other Required Regulatory Approvals. Without limiting the generality of the foregoing, Parent shall use (and shall cause its Subsidiaries to use) reasonable best efforts and take (and shall cause its Subsidiaries to take) any and all steps necessary to avoid or eliminate each and every impediment under the HSR Act and with respect to any Other Required Regulatory Approvals that may be asserted by any Governmental Entity or any other Person so as to enable to the parties hereto to expeditiously close the transactions contemplated by this Agreement no later than the Outside Date, including proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise any of: (A) the sale, divestiture or disposition of, or holding separate (through the establishment of a trust or otherwise), the assets, properties and businesses of the Company or any of its Subsidiaries, (B) the termination, modification or extension of existing relationships and contractual rights and obligations of the Company, or any of the Company Subsidiaries, (C) the establishment or creation of relationships and contractual rights and obligations of the Company, or the Company Subsidiaries, or (D) the termination of any relevant venture or other arrangement of the Company, or the Company Subsidiaries. Nothing in this Section 5.5(e) shall require any party to take or commit to take any action, or agree to any condition or restriction, in each case that is not conditioned upon the occurrence of the Closing, and the Company and its Subsidiaries shall not agree to any such action, condition or restriction without the prior written consent of Parent.

5.6.         Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, unless prohibited by applicable Law, each party will give prompt notice to the other parties if any of the following occur: (i) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions; or (iii) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied. Any such notice pursuant to this Section 5.6 will not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure (other than any such failure which is a Willful and Material Breach) to make such notice (in and of itself) will not be taken into account in determining whether the conditions set forth in Article VI have been satisfied or give rise to any right of termination set forth in Article VII.

5.7.         Public Announcements. So long as this Agreement is in effect, Parent and Acquisition Sub, on the one hand, and the Company, on the other, will not issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.7 will not apply to any public release or public announcement (i) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal, a Change of Board Recommendation or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate, and made in accordance with, Section 5.3 (or made or proposed to be made by Parent in response thereto) or (ii) in connection with any dispute between the parties regarding this Agreement or the Transactions. The press release announcing the execution and delivery of this Agreement will not be issued prior to the approval of each of the Company and Parent. The Company will file one or more current reports on Form 8-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits. The Company will provide Parent with a draft of such Form 8-K and attachments for Parent’s review prior to such filing, and will consider in good faith any comments provided by Parent. Notwithstanding the foregoing, Parent, Acquisition Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equityholders, lenders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions, to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 5.7.

5.8.         Employee Benefit Matters.

(a)            During the period commencing at the Closing Date and ending on the date that is twelve (12) months following the Closing Date, Parent will cause the Surviving Corporation and its applicable Subsidiaries to provide to each employee of the Company and its Subsidiaries as of the Closing who is not represented by a Union and who remains so employed immediately following the Closing (each a “Continuing Employee”) for so long as such Continuing Employee continues employment with the Surviving Corporation and its Subsidiaries, (i) a base salary, base hourly wage rate, short-term target cash bonus opportunities or commission opportunities, as applicable (in each case, excluding, except as set forth on Section 5.8(a) of the Company Disclosure Letter, retention, change in control, transaction or similar bonus opportunities or equity or equity-based compensation), that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Closing, and (ii) broad-based employee benefits (excluding any equity or equity-based compensation, severance, retention, change in control, transaction or similar bonus opportunities, deferred compensation, defined benefit pension, retiree medical or other retiree welfare benefits (“Excluded Benefits”)) that are substantially comparable in the aggregate to the broad-based employee benefits (other than Excluded Benefits) provided to such Continuing Employee immediately prior to the Closing. For purposes of any compensation-related determinations, Company performance for fiscal year 2026 shall be calculated in accordance with Section 5.8(a) of the Company Disclosure Letter. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for each employee of the Company and its Subsidiaries as of the Closing who is covered by a Collective Bargaining Agreement shall continue to be governed by the applicable Collective Bargaining Agreement until such Contract’s modification, expiration or termination in accordance with its terms and applicable Law.

(b)           Parent or its applicable Subsidiaries (including, the Surviving Corporation and its Subsidiaries) will cause each plan, program, policy, practice and arrangement sponsored or maintained by Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) on or after the Closing Date and in which any Continuing Employee (or the spouse, domestic partner or dependent of any Continuing Employee) participates or is eligible to participate (each, a “Parent Plan”) to treat, for purposes of eligibility to participate, future vacation benefit accrual, and level of benefits, all service with the Company and its Subsidiaries (and any predecessor employers if the Company, any of its Subsidiaries or any Company Benefit Plan provides past service credit) prior to the Closing as service with Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries); provided, that (i) such service need not be taken into account to the extent it would result in duplication of benefits, (ii) such service need not be taken into account with respect to any Parent Plan that is a “defined benefit plan,” as defined in Section 3(35) of ERISA or for purposes of any other Excluded Benefits, and (iii) such service need only be taken into account to the same extent and for the same purpose as such service was credited under the corresponding Company Benefit Plan.

(c)           During the plan year in which the Closing occurs, Parent or its applicable Subsidiaries (including the Surviving Corporation and its Subsidiaries) will use reasonable best efforts to cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA providing group health benefits (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence-of-insurability requirements, pre-existing condition limitations, and other exclusions and limitations regarding the Continuing Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not imposed under the corresponding Company Benefit Plan immediately prior to the Closing, and (ii) to recognize for each Continuing Employee for purposes of applying annual deductible, co-insurance and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by and credited to such Continuing Employee and his or her spouse, domestic partner and dependents under the corresponding Company Benefit Plan during the portion of the plan year of such Company Benefit Plan prior to the Closing Date in which such Continuing Employee begins participating in such Parent Plan.

(d)           Prior to the Closing, the Company and its Subsidiaries shall fully and timely satisfy any notice, information, consultation or bargaining obligations owed to employees or their representatives with respect to the transactions contemplated by this Agreement under applicable Law or any Collective Bargaining Agreement and Parent shall reasonably cooperate with respect to the foregoing.

(e)           Without limiting the generality of Section 8.10, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) will be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 will create such rights in any such individuals or any current or former director, officer, employee or individual independent contractor of the Company, Parent or any of their Subsidiaries, or in any other Person (other than the parties to this Agreement), to enforce the provisions of this Section 5.8. Nothing contained in this Agreement will: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Continuing Employee in accordance with applicable Law; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any specific employee plans, programs, or arrangements; (iii) limit in any way the right of Parent, the Surviving Corporation or any of their respective Subsidiaries to amend or terminate any specific Company Benefit Plan or other employee benefit plan, program, policy, agreement or arrangement at any time; or (iv) amend, waive or create any Company Benefit Plans or other employee benefit plans, programs, policies, agreements or arrangements.

5.9.	Indemnification.

(a)           From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify, defend and hold harmless, and will advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries, in each case, in effect as of the date of this Agreement and made available to Parent, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b)          Parent agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries as provided in its certificates of incorporation, bylaws or other organizational documents, in each case as in effect on the date of this Agreement, will survive the Merger and continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent will cause the Surviving Corporation to, and the Surviving Corporation will, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s certificate of incorporation and bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries with any of their respective directors or officers in effect as of the date of this Agreement and made available to Parent, and will not (except as required by applicable Law) amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of the Company or its Subsidiaries; provided, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period will continue until the final disposition of such Proceeding.

(c)           Subject to the last sentence of this Section 5.9(c), for six (6) years from and after the Effective Time, Parent and the Surviving Corporation will be jointly and severally responsible for maintaining for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be obligated to make premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums most recently paid prior to the date hereof by the Company for such insurance (such 300% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at a premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance reasonably obtainable for a premium equal to the Maximum Premium. The Company shall, prior to the Effective Time, purchase a six (6) year prepaid “tail” directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the Indemnitees than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Transactions, including the Merger; provided, however, that in no event shall the Company expend, in the aggregate for all six (6) years, in excess of the Maximum Premium; and provided, further, that if the premiums of such insurance coverage exceed the Maximum Premium, the Company may obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. If such prepaid tail policy is obtained by the Company prior to the Effective Time, Parent and the Surviving Corporation shall maintain such policy in full force and effect and continue to honor the obligations thereunder, and the provisions of the first two sentences of this Section 5.9(c) will be deemed to have been satisfied.

(d)           In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent will, and will cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign will expressly assume the obligations set forth in this Section 5.9.

(e)           The provisions of this Section 5.9 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement. The obligations of Parent under this Section 5.9 will not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee will have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies will be third party beneficiaries of this Section 5.9).

(f)            Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10.	Financing.

(a)           Parent will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain the Debt Financing, including using reasonable best efforts to:

(i)            maintain in effect the Debt Commitment Letter and not, without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), permit any amendment or modification to be made to, consent to any waiver of any provision or remedy under, and replace the Debt Commitment Letter, if such amendment, modification, waiver or replacement (a “Restricted Commitment Modification”): (A) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) to an amount less than the Required Amount (when taken together with the Equity Financing and cash, cash equivalents and other immediately available sources of cash funds held by or available to Parent, Acquisition Sub and the Company and its Subsidiaries ) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to materially (1) delay or prevent the Closing, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) in an amount (when taken together with the Equity Financing and other funding sources available) sufficient to fund the Merger Consideration at Closing less likely to occur or (3) adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (provided that nothing in this Agreement shall require the Parent to pursue any enforcement action, including litigation, against any Financing Source) (provided, that (x) Parent may amend the Debt Commitment Letter to (A) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof or (B) increase the aggregate amount of the Financing; and (y) at the Company’s reasonable request, Parent will keep the Company reasonably apprised of the status and terms and conditions of any amendments, modifications, waivers or replacements, and will promptly furnish to the Company copies of any agreements or other documentation with respect to such amendment, modification, waiver or replacement);

(ii)           cause the Equity Financing to be consummated upon satisfaction (or waiver) of the conditions contained in the Equity Commitment Letter that are within its control;

(iii)          satisfy on a timely basis (or obtain a waiver of) all conditions to the Debt Financing and the Equity Financing that are within its control;

(iv)          negotiate, execute and deliver the definitive documentation for the Debt Financing that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto), subject to any amendments or modifications thereto that would not constitute a Restricted Commitment Modification; and

 (v)          in the event that the conditions set forth in the Debt Commitment Letter and Section 6.1 have been satisfied or, by its terms upon funding would be satisfied, cause the Financing Sources to fund the full amount of the Debt Financing contemplated to be provided on the Closing Date at or prior to the Closing.

(b)           Parent will promptly provide the Company with copies of all executed material amendments, modifications or replacements of any Debt Commitment Letter or executed material definitive agreements related to any of the Debt Financing at the reasonable request of the Company. Parent will give the Company prompt notice of the receipt of any written notice or other written communication from any Person with respect to any actual or alleged breach or repudiation by any party to the Commitment Letters of which Parent or its Affiliates becomes aware. Without limiting Parent’s other obligations under this Section 5.10, if a Financing Failure Event occurs or at any time Parent in good faith believes that it will not be able to or it is not reasonably likely to be able to obtain all or any part of the Debt Financing, in each case, to the extent such portion is necessary to fund the Merger Consideration at Closing and consummate the transactions contemplated by this Agreement (when taken together with the Equity Financing and other funding sources available), Parent will (i) promptly notify the Company of such Financing Failure Event or circumstance and the reasons therefor, (ii) use its reasonable best efforts to obtain (on terms not materially less favorable to Parent (as determined by Parent in good faith) as regarding conditionality and availability at Closing as those set forth in the Debt Commitment Letter and the Debt Fee Letter as of the date hereof) alternative financing from alternative debt financing sources (“Alternative Financing”), in an amount sufficient, when taken together with the Equity Financing and other funding sources available, and the available portion of the Debt Financing, to pay the Merger Consideration at Closing and consummate the Transactions, as promptly as practicable following the occurrence of such event, and (iii) use its reasonable best efforts to obtain, and when obtained, provide the Company with a copy of, any replacement debt financing commitment that provides for such Alternative Financing (with only the fee amounts, interest rates, original issue discount, economic and other “market flex” terms or commercially sensitive information redacted (none of which redacted provisions would be reasonably expected to adversely affect the amount, conditionality, availability, timing or termination of the Debt Financing on the Closing Date)); provided, further, that Parent shall not be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to (x) obtain any Alternative Financing that includes terms and conditions that are, when taken together, materially less favorable to Parent or pay any fees or expenses that are in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letter as of the date hereof or agree to economic terms that are less favorable to Parent in any material respect, in each case, (including any “market flex” provisions set forth in the Debt Fee Letter) than those contemplated by the Debt Commitment Letter as of the date hereof or (y) obtain equity commitments from another source than the Equity Financing, in each case, in order to obtain any Alternative Financing.

(c)           Upon any such amendment, replacement, supplement or modification of the Commitment Letters in accordance with this Section 5.10 (including the obtainment of Alternative Financing pursuant to Section 5.10(b)), all references herein to “Commitment Letter” or “Debt Commitment Letter”, as applicable, will include and mean such documents as so amended, replaced, supplemented or modified in accordance with this Section 5.10 and references to “Financing”, or “Debt Financing”, as applicable, will include and mean the financing contemplated by such Commitment Letter as so amended, replaced, supplemented or modified in accordance with this Section 5.10.

5.11.	Debt Financing Cooperation.

(a)           Prior to the Closing, the Company will use reasonable best efforts to, and to cause its Subsidiaries and its and their respective officers, employees, advisors, including legal, financial and accounting advisors and other representatives (collectively, the “Company Representatives”) to, provide cooperation in connection with the arrangement of the Debt Financing as is reasonably requested by Parent; provided, that the Company will in no event be required to provide such assistance that will unreasonably interfere with its business operations. Such assistance will include the following, each of which will be at Parent’s written request:

(i)            participation by the senior management team of the Company and the Company Representatives (including senior management and any other pertinent employees reasonably requested by Parent of the Company and its Subsidiaries) in a reasonable number of meetings, presentations and sessions with prospective lenders and rating agencies;

(ii)           assisting Parent with preparation of materials for rating agency presentations and bank information memoranda to the extent reasonable and customary;

(iii)          cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonable and customary;

(iv)          cooperating reasonably to facilitate discussions with the Company’s existing lending and investment banking relationships;

(v)           providing access and information reasonably requested by Parent to allow the prospective Persons involved in the Debt Financing to evaluate the Company, including the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, in each case, upon reasonable advance notice and at times and locations to be agreed and as necessary and customary for financings similar to the Debt Financing;

 (vi)         providing; (a) assistance to the Parent with the preparation, execution and delivery of agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case as of the Closing, of guarantees and Liens securing the Debt Financing or other customary certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral; provided that the effectiveness of any documentation executed by the Company or any of its Subsidiaries will be subject to the occurrence of the Closing; (b) assistance to the Parent with the preparation, execution and delivery of customary certificates or other documents and instruments as may be reasonably requested by Parent, as in each such case, necessary and customary in connection with the Debt Financing (including the solvency certificate in the form attached to the Debt Commitment Letter); and (c) customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness, guarantees and Liens of the Company in accordance with the Debt Commitment Letter, effective upon receipt of the amounts set forth therein, subject to the occurrence of the Closing, in each case, in form and substance reasonably satisfactory to the Parent; and

 (vii)        to the extent reasonably requested by Parent, assisting in the preparation and execution and delivery (effective no earlier than Closing) of definitive financing documents as customarily required by the Financing Sources (including with respect to preparation of schedules and customary certificates).

In addition, the Company shall be required to deliver, at least four (4) Business Days prior to the Closing Date, all documentation and other information reasonably requested by the Financing Sources under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT ACT and with respect to any of the Company or its Subsidiaries that qualifies as a “legal entity customer” under 31 C.F.R. § 1010.230 beneficial ownership certificates substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association in relation to the Company or such Subsidiaries.

Notwithstanding the foregoing, (A) no obligation of the Company or any of its Subsidiaries under any certificate, agreement, document or instrument (other than customary authorization and representation letters) will be effective until the Closing, (B) none of the Company or any of its Subsidiaries will be required to take any action under any such certificate, agreement, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Effective Time, and (C) in no event will this Section 5.11(a) be deemed or construed to require cooperation to the extent such cooperation would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.

(b)           Parent shall use its reasonable best efforts to provide the Company with the ability to review any projections or forward-looking financial statements (except to the extent prepared by or on behalf of the Company) contained in any marketing materials prepared after the date of this Agreement, if any, used in connection with any syndication of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction; provided, that the Company will communicate in writing its comments, if any, to Parent and its counsel within three (3) Business Days after drafts are provided to the Company. The Company will not be required to agree to any contractual obligation relating to the Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company and its Affiliates upon the termination of this Agreement. The Company will not be required to deliver or cause the delivery of any legal opinions or, other than as specified in clause (a) above, reliance letters in connection with the Debt Financing.

(c)           Parent will indemnify and hold harmless the Company and its Subsidiaries, and each of the Company Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with the Debt Financing, including pursuant to Section 5.11(a) (the “Reimbursement Obligations”); provided, that the foregoing will not apply to the extent such liability, cost or expense was the result of the Company’s or its Subsidiaries’, or any of their respective Company Representatives’, willful misconduct, intentional misrepresentation, fraud, or gross negligence. Parent will, at the earlier of the Closing and termination of this agreement pursuant to Article VII, reimburse the Company for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Company in connection with the assistance set forth in Section 5.11.

(d)           The Company consents to the use of its and its Subsidiaries’ logos by Parent, the Financing Sources and their Representatives in connection with the Debt Financing in a manner customary for such financing transactions; provided, that such logos are used solely in a manner that is not intended to or reasonably expected to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

5.12.       Parent Agreements Concerning Acquisition Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Acquisition Sub of, and the compliance by Acquisition Sub with, all of the covenants, agreements, obligations and undertakings of Acquisition Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Acquisition Sub hereunder.

5.13.       Takeover Laws. If any state Takeover Law becomes or is deemed to be applicable to the Company, Parent or Acquisition Sub, the Merger or any other transaction contemplated by this Agreement, including any Voting Agreement, then the Company and the Company Board will take all action reasonably available to it to render such Takeover Law inapplicable to the foregoing.

5.14.       Section 16 Matters. Prior to the Effective Time, the Company and Parent will take all such steps as may be reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15.       Further Actions. Except as otherwise expressly provided in this Agreement, the Parties shall use their respective best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law (other than with respect to the matters covered in Section 5.5, which shall be governed by the provisions of Section 5.5) to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable.

5.16.       Stockholder Litigation. The Company will give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company, its Affiliates or its or their respective directors, officers, employees, securityholders or Representatives relating to this Agreement or the Transactions, including the Merger. The Company will promptly notify Parent of any such litigation (including by providing copies of all pleadings with respect thereto), will keep Parent reasonably and promptly informed with respect to the status thereof, and will give Parent a reasonable opportunity to review and comment on all filings and responses to be made in connection with such litigation (and the Company shall consider in good faith all reasonable comments). The Company will not offer or agree to any settlement, compromise, or admission of liability or wrongdoing with respect to any such litigation without the prior written consent of Parent.

5.17.       Stock Exchange Delisting. The Company and the Company Board will use their reasonable best efforts to maintain, and neither the Company nor the Company Board will cause or permit the interruption or termination of, the listing of the Shares on the NYSE prior to the Effective Time. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time, and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.18.       Resignation of Directors. Prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all the directors of the Company and each of its Subsidiaries, effective as of the Effective Time.

5.19.       Payoff Letters. The Company shall deliver to Parent by no later than two (2) Business Days prior to the Closing Date customary payoff letters (the “Payoff Letters”), in each case, in form and substance reasonably satisfactory to Parent, in connection with the repayment of all outstanding indebtedness under the Credit Facilities, which Payoff Letters shall provide for, among other customary items (and subject to receipt of the applicable payoff amount), customary guaranty and Lien and security interest releases.

5.20.       Voting Agreements.

(a)            The Company agrees, with respect to each stockholder that is a party to any Voting Agreement, that if any such stockholder attempts to Transfer (as defined in the Voting Agreement), vote or provide any other person with the authority to vote any shares of the capital stock of the Company owned by such stockholder other than in compliance with the Voting Agreement, the Company shall not, to the extent a holder of record, (i) permit any such Transfer (as defined in the Voting Agreement) on the Company’s books and records, (ii) issue a new certificate representing any of the shares of such capital stock or permit any book entries for any such Transfer (as defined in the Voting Agreement) with respect to any such shares of such capital stock that are in uncertificated form or (iii) record such vote.

(b)           With respect to any director, officer or employee of the Company who is party to any Voting Agreement in such Person’s capacity as a stockholder of the Company, the Company shall not intentionally direct such Person to take any action (or refrain from taking any action) which action (or inaction) would constitute a violation by such Person of such Voting Agreement.

5.21.       Fairness Opinion. The Company shall deliver to Parent an executed copy of the written opinion of Robert W. Baird & Co. Incorporated delivered to the Company Board as promptly as reasonably practicable following the date of this Agreement.

5.22.       Cash; Marketable Securities; Repatriation. To the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (a) use cash then held by any of them, (b) sell marketable securities and any similar securities then owned by them and (c) transfer cash then held by them in any non-U.S. jurisdiction to the United States, in each case, reasonably proximate to the Closing Date so as to permit such cash and the net proceeds of any such sale or transfer to be used by or at the direction of Parent as a potential source for the payments contemplated by this Agreement, including the payment of fees and expenses and the repayment of Indebtedness in connection with the Closing; provided, that the Company shall not be required to take any such action that would (i) be reasonably likely to result in any adverse financial or Tax consequences to the Company or any of its Subsidiaries, (ii) violate any applicable Law or the organizational documents of the Company or any of its Subsidiaries or (iii) breach any Contract to which the Company or any of its Subsidiaries is a party.

5.23.       German Real Estate Transfer Tax. The Company shall cause its applicable Subsidiaries to, within one month after the date of this Agreement, notify the competent German Tax authority of the execution of this Agreement in accordance with Sections 19 and 20 of the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz) (the “RETT Act”, and such notification, the “RETT Notification”), and shall provide Parent with a draft of such RETT Notification reasonably in advance of the submission thereof and shall consider in good faith any comments from Parent thereto.

5.24.        Specified Proceedings. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, take all actions set forth on Section 5.24 of the Company Disclosure Letter.

Article VI
CONDITIONS TO THE MERGER

6.1.         Conditions to Obligations of Each Party Under this Agreement. The respective obligations of each party to consummate the Closing and effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law, by each such party) at the Closing of each of the following conditions:

(a)           The Requisite Stockholder Approval shall have been obtained.

(b)           The consummation of the Merger will not then be restrained, enjoined or prohibited by any final Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there will not be in effect any Law enacted or promulgated by any Governmental Entity that makes illegal or otherwise prohibits the consummation of the Merger or the other Transactions.

(c)           (i) Any waiting period (together with any extensions thereof) applicable to the Merger or the Transactions under the HSR Act shall have expired or been terminated and (ii) any waiting period (together with any extensions thereof) under any Competition Law or other Law set forth in Section 6.1(c) of the Company Disclosure Letter will have expired or been terminated and, if applicable, any affirmative approval, consent or other action of a Governmental Entity set forth on Section 6.1(c) of the Company Disclosure Letter (all items set forth on Section 6.1(c) of the Company Disclosure Letter, the “Other Required Regulatory Approvals”) will have been obtained.

6.2.         Conditions to Obligations of the Company Under this Agreement. The obligation of the Company to consummate the Closing and effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) at the Closing of each of the following conditions:

(a)           The representations and warranties of Parent and Acquisition Sub contained in this Agreement will have been true and correct as of the date of this Agreement and will be true and correct at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect.

(b)           Parent and Acquisition Sub shall have complied with and performed in all material respects all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)            Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3.         Conditions to Obligations of Parent and Acquisition Sub Under this Agreement. The obligation of Parent and Acquisition Sub to consummate the Closing and effect the Merger is further subject to the satisfaction (or waiver by Parent and Acquisition Sub, if permissible under applicable Law) at the Closing of each of the following conditions:

(a)              Each of the representations and warranties of the Company (i) contained in Section 3.2 shall have been true and correct as of the date of this Agreement and will be true and correct at and as of the Closing Date as though made on the Closing Date (except that those representations and warranties therein which address matters only as of a particular date need only be true and correct as of such date), except for inaccuracies which would not increase the aggregate Merger Consideration payable in the Merger by more than $1,000,000, (ii) contained in Section 3.1, Section 3.3, Section 3.4, Section 3.18 and Section 3.19 (in each case, without giving effect to any qualifications as to any materiality or “Company Material Adverse Effect” or other similar materiality qualifications contained therein) shall have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects at and as of the Closing Date as though made on the Closing Date (except that those representations and warranties therein which address matters only as of a particular date need only be true and correct as of such date), and (iii) otherwise set forth in Article III (in each case, without giving effect to any qualifications as to any materiality or “Company Material Adverse Effect” or other similar materiality qualifications contained therein) shall have been true and correct as of the date of this Agreement and will be true and correct at and as of the Closing Date as though made on the Closing Date (except that those representations and warranties therein which address matters only as of a particular date need only be true and correct as of such date) except where failure to be so true and correct would not have and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true and correct, a Company Material Adverse Effect.

(b)           The Company shall have complied with and performed in all material respects each covenant and agreement that the Company is required to comply with or perform under this Agreement at or prior to the Closing Date.

(c)           Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d)           The Company shall have delivered to Parent a certificate signed by an executive officer of the Company and dated as of the Closing Date to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Article VII
TERMINATION, AMENDMENT AND WAIVER

7.1.         Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Requisite Stockholder Approval:

(a)           By mutual written consent of Parent and the Company, by action of their respective boards of directors (or other governing bodies), at any time prior to the Effective Time;

(b)           By either the Company or Parent, if the Requisite Stockholder Approval is not obtained upon a vote taken at the Company Stockholder Meeting duly convened therefor or any adjournment or postponement thereof at which a vote was taken on the adoption of this Agreement;

(c)           By either the Company or Parent, by written notice to the other party, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction issues an Order or takes any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action has become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to a party seeking to terminate this Agreement if such party has materially breached its obligations under this Agreement and such breach was a principal cause of such Order or Proceeding;

(d)           By either the Company or Parent if the Effective Time has not occurred on or before 5:00 p.m., New York City time, on June 17, 2027 (such date, the “Initial Outside Date”); provided, that if, as of the third (3rd) Business Day prior to the Initial Outside Date, the conditions to the Closing set forth in Section 6.1(b) (with respect to the HSR Act or any Other Required Regulatory Approval) or Section 6.1(c) shall not have been satisfied or waived but all other conditions set forth in Article VI shall have been satisfied or waived or would then be satisfied if the Closing were to take place on the Initial Outside Date, then the Initial Outside Date shall be automatically extended to September 15, 2027 (the “Extended Outside Date”). As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case the term “Outside Date” shall mean the Extended Outside Date. Neither the Company nor Parent may terminate this Agreement pursuant to this Section 7.1(d) if there has been any material breach by such party of its representations, warranties or covenants contained in this Agreement, and such breach has primarily caused or resulted in the failure of the Effective Time to have occurred prior to the Outside Date;

(e)           By Parent at any time prior to receipt of the Requisite Stockholder Approval if (i) the Company Board effects a Change of Board Recommendation, whether or not in compliance with Section 5.3 (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(f) or 5.3(g) will not result in Parent or Acquisition Sub having any termination rights pursuant to this Section 7.1(e)), (ii) the Company enters into a merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal, or (iii) the Company commits a Willful and Material Breach of Section 5.3;

(f)            By the Company, at any time prior to receipt of the Requisite Stockholder Approval, if the Company Board authorized the Company to enter into a definitive agreement providing for a Superior Proposal immediately after termination of this Agreement, to the extent permitted by and in accordance with the terms of Section 5.3(f); provided, that the Company will prior to or concurrently with, and as a condition of, such termination pay the Company Termination Fee to Parent pursuant to Section 7.3;

(g)           By Parent, at any time prior to the Effective Time, if: (i) there shall have been (A) a breach of or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.3(b) to be satisfied, or (B) a breach of any representation or warranty of the Company which breach would give rise to the failure of a condition set forth in Section 6.3(a) to be satisfied; and (ii) such breach or failure to perform, as applicable, shall not have been cured by the Company by the earlier of (x) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent and (y) the Outside Date; provided, that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent or Acquisition Sub of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(h)           By the Company, at any time prior to the Effective Time, if: (i) there shall have been (A) a breach of or failure to perform any covenant or agreement on the part of Parent or Acquisition Sub set forth in this Agreement which breach or failure to perform would give rise to the failure of a condition set forth in Section 6.2(b) to be satisfied, or (B) a breach of any representation or warranty of Parent or Acquisition Sub which breach would give rise to the failure of a condition set forth in Section 6.2(a) to be satisfied; and (ii) such breach or failure to perform, as applicable, shall not have been cured by the earlier of (x) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company and (y) the Outside Date; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(i)            By the Company, upon written notice to Parent, if (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being satisfied if the Closing were then to occur), (ii) Parent and Acquisition Sub shall have failed to consummate the Transactions on the date the Closing is required to have occurred pursuant to Section 1.2, (iii) following such failure, the Company has irrevocably confirmed to Parent in writing (and has not revoked such confirmation) that (A) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied if the Closing were then to occur) and (B) the Company is (and will remain throughout the three (3) Business Day period referred to in clause (iv) below) ready, willing and able to consummate the Closing, and (iv) Parent and Acquisition Sub shall have failed to consummate the Transactions within three (3) Business Days following the delivery of the written confirmation delivered pursuant to subsection (iii) of this Section 7.1(i).

7.2.         Effect of Termination. In the event of a valid termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof will be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement will immediately become void and have no further force and effect (other than Section 5.2(b), Section 5.7, Section 5.11(c), Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII (other than any right to specific performance to cause the Closing to occur), each of which will survive termination of this Agreement), and there will be no liability or obligation on the part of Parent, Acquisition Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to Section 5.2(b), Section 5.11(c), Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII; provided, that, subject to Section 7.3, Section 7.4 and Section 7.5, nothing herein will relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach by the Company of any of its respective representations, warranties, covenants or other agreements set forth in this Agreement.

7.3.         Company Termination Fee.

(a)           If this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company will pay to Parent or its designee (i) prior to or concurrently with, and as a condition of, such termination, in the case of a termination by the Company, or (ii) within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. The “Company Termination Fee” means $27,514,109; provided, however, that in the event this Agreement is terminated by the Company pursuant to Section 7.1(f) so as to enter into a definitive agreement providing for a Superior Proposal during the Go-Shop Period, the Company Termination Fee payable shall be reduced to 50% of the full Company Termination Fee (the “Go-Shop Termination Fee”).

(b)           If (i) after the date hereof, an Acquisition Proposal shall have become publicly known or shall have been publicly delivered to the Company Board or a committee thereof and shall not have been irrevocably withdrawn at least two (2) Business Days prior to (x) in the case of a termination pursuant to Section 7.1(b), the date of the Company Stockholder Meeting at which a vote was taken on the adoption of this Agreement, or (y) in the case of a termination pursuant to Section 7.1(d) or Section 7.1(g), the date of such termination, (ii) thereafter this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(d), (B) by Parent pursuant to Section 7.1(g), or (C) by either the Company or Parent pursuant to Section 7.1(b), and (iii) within twelve (12) months after such termination (x) the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or (y) any Acquisition Proposal shall have been consummated, then the Company shall pay to Parent the Company Termination Fee within two (2) Business Days of such entry or consummation (as applicable). For purposes of this Section 7.3(b)(iii), the term “Acquisition Proposal” has the meaning assigned to such term in Section 5.3(i)(i), except that the references to “20%” and “80%” will be deemed to be references to “50%”.

(c)           If this Agreement is terminated by Parent pursuant to Section 7.1(g) as a result of a Willful and Material Breach by the Company, then, without limitation of any other remedies available to Parent under this Agreement, the Company will pay to Parent, within three (3) Business Days after such termination, an amount equal to the reasonable and documented out-of-pocket fees and expenses incurred by Parent and its Affiliates in connection with this Agreement and the Transactions, up to a maximum amount of $7,000,000 (the “Parent Expense Reimbursement”); provided that the Parent Expense Reimbursement actually paid to Parent will be credited against, and reduce, any Company Termination Fee subsequently payable by the Company pursuant to this Section 7.3.

(d)           All payments under this Section 7.3 will be made by wire transfer of immediately available funds to an account designated in writing by Parent or its designee, or in the absence of such designation, an account established for the sole benefit of Parent or its designee.

(e)          Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, Parent, Acquisition Sub and the Company would not enter into this Agreement. For the avoidance of doubt, in no event will the Company be required to pay the Company Termination Fee on more than one occasion.

(f)            In circumstances where the Company Termination Fee is payable in accordance with Section 7.3(a) or Section 7.3(b), other than with respect to a Willful and Material Breach of Section 5.3, Parent’s (or its designee’s) receipt of the Company Termination Fee and the reasonable, documented out-of-pocket expenses incurred by Parent (not to exceed an aggregate amount equal to $1,500,000) in enforcing its right pursuant to a lawsuit to receive the Company Termination Fee (if received as a result of Parent prevailing in such lawsuit) from or on behalf of the Company will be Parent’s (or its designee’s) and Acquisition Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person will have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. While Parent may pursue both a grant of specific performance or other equitable relief under Section 8.14, the payment of monetary damages under Section 7.2 and the Company Termination Fee under Section 7.3, respectively, under no circumstances shall Parent (or its designee) be entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Closing occurring and (ii) monetary damages or the payment of the Company Termination Fee in connection with this Agreement or any termination of this Agreement.

7.4.         Parent Termination Fee.

(a)           The parties agree that if this Agreement is terminated by the Company pursuant to Section 7.1(h) due to a Willful and Material Breach or Section 7.1(i), then Parent will pay to the Company, within three (3) Business Days following such termination, $49,869,322 (the “Parent Termination Fee”).

(b)           All payments under this Section 7.4 will be made by wire transfer of immediately available funds to an account designated in writing by the Company, or in the absence of such designation, an account established for the sole benefit of the Company.

(c)            Each of the parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the Transactions, and that without these agreements, Parent, Acquisition Sub and the Company would not enter into this Agreement. For the avoidance of doubt, in no event will Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.14, the Company acknowledges and agrees that the Company’s right to terminate this Agreement and for the Company to receive (a) the Parent Termination Fee to the extent it is payable in accordance with Section 7.4(a), (b) the Reimbursement Obligations under Section 5.11(c), and (c) the reasonable, documented out-of-pocket expenses incurred by the Company (not to exceed an aggregate amount equal to $1,500,000) in enforcing its right pursuant to a lawsuit to receive such amounts (if received as a result of the Company prevailing in such lawsuit) (“Costs of Collection”), will be the Company Related Parties’ sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent, the Financing Sources, any other potential debt or equity financing source and any of their respective former, current or future Affiliates, direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, or assignees (each, a “Parent Related Party” and, collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person will have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Subject to Parent’s obligation (i) to pay (a) the Parent Termination Fee to the extent it is payable in accordance with Section 7.4(a), (b) the Reimbursement Obligations under Section 5.11(c) and (c) the Costs of Collection or, in the alternative, (ii) to consummate the Closing under Section 8.14 prior to termination of this Agreement, none of the Parent Related Parties shall have any liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantee, the Debt Commitment Letters, the Equity Commitment Letter or the Transactions, and none of the Company, its Subsidiaries nor any other Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to be made in connection herewith.

(e)           While the Company may pursue both a grant of specific performance or other equitable relief under Section 8.14 and, following termination of this Agreement, the payment of the Parent Termination Fee under Section 7.4 or reimbursement under Section 5.11, respectively, under no circumstances shall the Company be entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Equity Financing being funded or the Closing or Merger occurring and (ii) monetary damages or the payment of the Parent Termination Fee in connection with this Agreement or any termination of this Agreement.

7.5.         Payments; Limitation on Recourse.

(a)           Other than with respect to the right to seek specific performance of the Equity Commitment Letter to the extent permitted by and in accordance with the Equity Commitment Letter (any such claims under the Equity Commitment Letter, the “ECL Claims”), and recourse against the Guarantor under the Guarantee to the extent provided therein, any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as parties, and then only with respect to the specific obligations set forth in this Agreement. Other than the ECL Claims and such recourse against the Guarantor under the Guarantee, no Company Related Party or Parent Related Party will have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Acquisition Sub or of or for any claim, investigation, or Proceeding, in each case under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person (including a claim to enforce the Debt Commitment Letter) or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree (x) that none of the Financing Sources shall have any liability to the Company or any of their Affiliates or any other Person (other than Parent and its permitted assigns in respect of the Debt Financing) relating to or arising out of this Agreement or the Debt Financing) or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, whether at law or equity, in contract or in tort or otherwise, (y) neither the Company nor any of their Affiliates or any other Person (other than Parent and its permitted assigns in respect of the Debt Financing) shall have any rights or claims against any of the Financing Sources under this Agreement or the Debt Financing, whether at law or equity, in contract or in tort, or otherwise and (z) other than with respect to Parent and its permitted assigns in respect of the Debt Financing, not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any Proceeding against any Debt Financing Source under this Agreement, the Debt Commitment Letter, the Debt Financing, or the transactions contemplated hereby or thereby or the performance of any of the services hereunder or thereunder.

(b)           Notwithstanding any provision of this Agreement to the contrary, under no circumstances will the collective monetary damages payable by Parent, Acquisition Sub and the other Parent Related Parties for breaches under this Agreement, the Guarantee and the ECL Claims exceed an amount (inclusive of payment of any Parent Termination Fee, Costs of Collection and Reimbursement Obligations) equal to the amount of the Parent Termination Fee plus the Costs of Collection (such amount, the “Parent Liability Limitation”). In no event will any of the Company or any of its Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (i) Parent, Acquisition Sub or the Guarantor, or (ii) the other Parent Related Parties, and in no event will the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Debt Commitment Letter, the Guarantee (subject to the terms and conditions set forth therein) and the Equity Commitment Letter (subject to the terms and conditions set forth therein and in Section 8.14 of this Agreement). In addition, notwithstanding anything to the contrary, in no event shall the Company be entitled to receive both the Parent Termination Fee pursuant to Section 7.4 and monetary damages under any other provision of this Agreement other than reimbursement pursuant to Section 5.11, but subject to the Parent Liability Limitation.

7.6.         Amendment.

(a)            This Agreement may be amended by each of the Company, Parent and Acquisition Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that in the event that this Agreement has been adopted by the Company’s stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of the Company’s stockholders under Delaware Law without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b)           Notwithstanding anything to the contrary contained herein, Section 7.5, Section 8.9, Section 8.10 and Section 8.12 and this Section 7.6(b) (and any provision or defined term of this Agreement to the extent a modification, waiver or termination of such provision or defined term would modify the substance of Section 7.5, Section 8.9, Section 8.10 and Section 8.12 and this Section 7.6(b)) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources.

7.7.         Waiver. At any time prior to the Effective Time, Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (iii) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Requisite Stockholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article VIII
GENERAL PROVISIONS

8.1.         Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time except that this Section 8.1 will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which will survive to the extent expressly provided for herein.

8.2.           Fees and Expenses. Subject to Section 7.3(c), Section 7.3(f) and Section 7.4(d), all fees and expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred the same.

8.3.           Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (a) on the date delivered if delivered in Person (b) on the Business Day picked up if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent, Acquisition Sub, or the Surviving Corporation:

c/o H.I.G. Capital, LLC

1450 Brickell Avenue

Miami, FL 33131

Attn: Matt Gullen; Alexander Thorn

Email: [***]

with a copy to (which copy will not constitute notice):

Kirkland & Ellis LLP

830 Brickell Plaza

Miami, FL 33131

Attn: Matthew S. Arenson, P.C.; Lee Blum

Email: [***]

If to the Company (prior to Closing):

Mistras Group, Inc.

195 Clarksville Road

Princeton Junction, NJ 08550

Attn: Eileen Coggins

Email: [***]

with a copy to (which copy will not constitute notice):

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103-3007

Attn: Justin W. Chairman; G.T. Harris

Email: [***]

Troutman Pepper Locke LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

Attn: Michael H. Friedman; Seth A. Winter

Email: [***]

8.4.         Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are not materially less restrictive as compared to those contained in the Confidentiality Agreement and that does not prohibit the Company from providing information to Parent in accordance with Section 5.2. An Acceptable Confidentiality Agreement may not include any provisions granting exclusivity to any Third Party or prohibiting the Company satisfying its obligations hereunder or requiring the Company or its Subsidiaries to pay or reimburse the Third Party’s fees and expenses.

“Affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person; provided, that, other than Guarantor (solely for purposes of Section 7.4(d) and Section 7.5) and its direct or indirect Subsidiaries involved in the Merger and the other Transactions (including Parent and Acquisition Sub), none of Guarantor or the Affiliates of Guarantor shall be deemed to be “Affiliates” of Parent or Acquisition Sub (or, following the Closing, the Surviving Corporation or any of its Subsidiaries).

“Beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“Canadian Subsidiary” means any Subsidiary that is resident or deemed resident of Canada for the purposes of the ITA.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, decree of collective agreement or other agreement or Contract with a Union that the Company or any of its Subsidiaries is a party to or otherwise bound by or required to comply with.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, end of service or severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) other benefit or compensation plan, policy, program, agreement or arrangement providing for pension, retirement, post-employment or post-retirement benefits, profit-sharing, deferred compensation, stock option or other equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, commission, bonus or other incentive payments, employee loans, medical, retiree medical, vision, dental or other health benefits, life insurance, or fringe, or other employee benefits, in each case, (A) that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, or (B) with respect to which the Company or any of its Subsidiaries has any liability or obligation (including contingent liability or obligation); provided, that the term “Company Benefit Plan” will not include any statutory plan, program or arrangement sponsored, maintained or administered by a Governmental Entity.

“Company Equity Plan” means the Mistras Group, Inc. Amended and Restated 2016 Long-Term Incentive Plan.

“Company ERISA Affiliate” means all Persons (whether or not incorporated) that would, at any relevant time, be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development (an “Effect”) that, individually or in the aggregate, taken alone or together with any other related or unrelated changes, effects, events, occurrences, states of facts or developments (i) has, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents or materially impairs or delays the consummation of the Merger or performance by the Company of any of its material obligations under this Agreement; provided, that solely with respect to the foregoing clause (i), Effects arising out of, resulting from or attributable to the following will not constitute or be deemed to contribute to a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) below will be so considered to the extent such Effect has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in applicable Laws, GAAP or the binding interpretation or enforcement thereof after the date of this Agreement, (b) changes in general economic, business or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or other regions where the Company and its Subsidiaries operate, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), civil unrest, military action, sabotage or acts of terrorism), force majeure, calamities, changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any action taken to the extent expressly required by this Agreement (other than as set forth in the first sentence of Section 5.1) (provided, that this clause (d) does not apply in the context of any representation or warranty of the Company which specifically addresses the consequences of the execution and delivery of this Agreement or the consummation of the Transactions, including for purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied), (e) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the impact thereof on the relationship of the Company or any its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners (other than any action or omission in violation of the Company’s obligations set forth in Section 5.1 or Section 5.7) (provided, that this clause (e) does not apply in the context of any representation or warranty of the Company which specifically addresses the consequences of the execution and delivery of this Agreement or the consummation of the Transactions, including for purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied), (f) any Proceeding relating to this Agreement or the Transactions brought by any stockholders of the Company, (g) changes in the trading price or trading volume of Shares or any suspension of trading (provided that the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), (h) the availability or cost of equity, debt or other financing to Parent or Acquisition Sub for the Transaction (provided that the underlying cause thereof may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), or (i) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Company Material Intellectual Property” means (i) the Company Owned Intellectual Property and (ii) material Intellectual Property licensed to the Company or any of its Subsidiaries, including the Intellectual Property listed on Section 3.17(a) of the Company Disclosure Letter.

“Company Option” means a compensatory option to purchase shares of Company Common Stock granted under the Company Equity Plan.

“Company Owned Intellectual Property” means Intellectual Property that is owned by or purported to be owned by the Company or any of its Subsidiaries, including the Intellectual Property listed on Section 3.17(a) of the Company Disclosure Letter.

“Company PRSU” means a restricted stock unit award granted under the Equity Plan, the vesting of which is conditioned, in whole or in part, upon the achievement of one or more performance goals or performance metrics.

“Company RSU” means a restricted stock unit award granted under the Equity Plan, the vesting of which is conditioned solely upon the satisfaction of time-based vesting requirements.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other binding legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject, in each case with respect to which there are continuing rights, liabilities or obligations, and whether written or oral.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Credit Facilities” means (i) the Credit Agreement, dated August 1, 2022, by and among Mistras Group, Inc., JPMorgan Chase Bank, N.A., and Bank of America, N.A., as amended by Amendment No. 1 to Credit Agreement, dated as of February 27, 2024 and Amendment No. 2 to Credit Agreement, dated as of August 5, 2026, (ii) Cédula de Crédito Bancário (Bank Credit Note) No. 2023004390, dated September 26, 2023, issued by Mistras South America Ltda in favor of Banco Daycoval S.A. and (iii) BPI France Credit Agreement, Loan No. 08680894, dated as of May 28, 2020.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, together with any related fee letter, engagement letter or other agreement, in each case, as amended, modified, supplemented, replaced or extended in accordance with this Agreement, pursuant to which the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including the Merger Consideration.

“Debt Fee Letter” means any fee letter executed in connection with the Debt Commitment Letter, as amended, amended and restated, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with this Agreement.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter and the Debt Fee Letter, or any other senior secured term loan debt to be obtained by the Parent for the purpose of financing, in part, the transactions contemplated hereby.

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or written notice by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but will not include any claims relating to products liability except to the extent relating to exposure to Hazardous Materials.

“Environmental Laws” means any and all Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection or quality of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or natural resources or any Release to a sewer system), or the protection of health and safety of persons from exposures to Hazardous Materials.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license, waiver, variance, exemption or other authorization issued, made or obtained under any applicable Environmental Law.

“Equipment Leases” means any lease agreement or sublease agreement under which the Company or any of its Subsidiaries finances the use or acquisition of machinery, equipment or vehicles.

“Equity Commitment Letter” means the equity financing commitment letter, dated as of the date hereof, between Parent and the investment funds named therein, naming Company as an express third party beneficiary and pursuant to which such investment funds have committed to invest or cause to be invested in the equity capital of Parent the amounts set forth therein for the purposes of financing the Transactions, including a portion of the Merger Consideration.

“Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

“Equity Interest” means (i) any share, capital stock, partnership, limited liability company, member or other equity interest in any Person, (ii) any option, warrant, phantom stock, stock appreciation right, profit participation, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest and (iii) any securities or rights that are derivative of, or provide economic benefits based on, directly or indirectly, the value of price of any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officers” mean those officers considered by the Company to be executive officers within the meaning of Rule 3b-7 under the Exchange Act.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Failure Event” means all or any portion of the Debt Financing becoming unavailable on the terms and conditions (including the “market flex” provisions of the Debt Fee Letter) in the Debt Commitment Letter; provided, that a Financing Failure Event shall not include any circumstance that is primarily caused by the Company’s breach of its obligations under Section 5.11.

“Financing Sources” means each lender, arranger, administrative agent, collateral agent, financing source or other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing (other than the Equity Financing) in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, and their Affiliates and the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, attorneys, advisors, agents, accountants and representatives of the foregoing and their respective successors and assigns.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Generative AI Tools” means generative artificial intelligence technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.

“Government Contract” means any prime contract, subcontract, purchase order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and (i) any Governmental Entity; (ii) any prime contractor or higher tier subcontractor of a Governmental Entity in its capacity as a prime contractor or higher tier subcontractor; or (iii) any lower tier subcontractor with respect to any Government Contract of a type described in (i) or (ii) above, on the other hand. A task or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contract Bid” means any active offer, proposal, or quote for goods or services which, if accepted, would result in a Government Contract.

“Government Official” means any officer or employee of any Governmental Entity or instrumentality thereof, or of any public international organization, any political party, or candidate for political office, or any person acting in an official capacity for or on behalf of any such entity or individual.

“Governmental Entity” means any national, federal, state, provincial, territorial, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, or any mediator, arbitrator or arbitral body.

“Hazardous Materials” means (a) any pollutants, chemicals, contaminants, wastes, residual materials, substances, materials or any other toxic, reactive, corrosive, ignitable, otherwise hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability or standards of conduct may be imposed, under any Environmental Laws; and (b) any petroleum, petroleum product or byproduct, asbestos, toxic mold, radiation, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, and without duplication, all liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, of such Person (a) for borrowed money (including amounts outstanding under overdraft facilities), (b) evidenced by notes, bonds, debentures or other similar Contracts, (c) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) for the capitalized liability under all capital or finance leases of such Person (determined in accordance with GAAP), (e) in respect of letters of credit, bankers’ acceptances, surety bonds, performance bonds and other similar instruments, (f) for Contracts relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if such Contracts is terminated at the Closing, (g) in respect of any unfunded liability under any tax-qualified or nonqualified deferred compensation plan, defined benefit pension or similar plan, or any other retiree benefit plan, including any withdrawal liability under any similar plan, (h) in respect of unpaid income Tax liabilities of such Person for any pre-Closing tax period, and (i) in the nature of guarantees of the obligations described in clauses (a) through (h) above of any other Person.

“Information Privacy Laws” means any Laws or Orders pertaining to privacy, security, security breach notification requirements, data protection or data transfer, including all privacy and security breach disclosure Laws that are applicable to the Company or any of its Subsidiaries including (to the extent applicable to the Company’s or its Subsidiaries’ business) Canada’s Personal Information Protection and Electronic Documents Act, the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), the Act respecting the protection of personal information in the private sector (Québec), the Personal Health Information Protection Act, 2004 (Ontario), and any other applicable Canadian provincial or territorial privacy or data protection Law, Regulation (EU) 2016-679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (“GDPR”), the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, the UK Data Protection Act 2018, the ePrivacy Directive 2002/58/EC and local implementing legislation, the California Consumer Privacy Act and other U.S. data privacy laws, the Telephone Consumer Protection Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy acts, state social security number protection laws, state data breach notification laws, Hong Kong’s Personal Data (Privacy) Ordinance, Mexico’s Federal Data Protection Law, the Card Association Rules and any U.S. Laws concerning requirements call or electronic monitoring or recording or any outbound marketing communications (including outbound calling and text messaging, telemarketing, and email marketing).

“Intellectual Property” means all rights and interests in and to all intellectual property rights of every kind and nature however denominated, in any jurisdiction throughout the world, including all: (i) patents and patent applications; (ii) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, registration rights in social media accounts and handles, Internet domain names and corporate names (whether or not registered), and other indicia of origin, all applications and registrations in connection therewith, and all the goodwill associated therewith; (iii) all copyrights (whether or not published), and all applications and registrations in connection therewith, including moral rights; (iv) intellectual property rights in Software Programs or other technology; (v) rights in mask works and industrial designs, and all applications and registrations in connection therewith; (vi) trade secret rights and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data); and (vii) any registrations, applications or rights arising under Law relating to any of the foregoing.

“International Trade Laws” means any applicable: (i) Sanctions; (ii) U.S. export control Laws (including the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended)), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws; (iii) laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws; (iv) the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (v) export, import and customs Laws of other countries in which the Company has conducted or currently conducts business (including the Controlled Goods Regulations (SOR/2001-32, as amended)).

“IRS” means the United States Internal Revenue Service.

“ITA” means the Income Tax Act (Canada).

“Knowledge” means (i) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4 of the Company Disclosure Letter, after reasonable inquiry of such individual’s direct reports who would reasonably be expected to have actual knowledge of the matter at issue; and (ii) when used with respect to Parent or Acquisition Sub, the actual knowledge of the officers and directors of Parent and Acquisition Sub.

“Law” means any national, provincial, state, territorial, municipal and local laws, statutes, acts, codes, common laws, civil laws, treaties, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, whether foreign, multi-national, or domestic.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, lien, license, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, restriction on transfer, or option in respect of such property, equity interest or asset.

“Malicious Code” means any “virus,” “worm,” “time bomb,” “key-lock,” “back door,” “drop dead device,” “Trojan horse,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or malware or any other code designed or intended to have, any of the following functions: disrupting, disabling, harming, encrypting, or otherwise impeding in any manner the operation of, or providing unauthorized access to, data, Software Programs, a computer system or network or other device on which such code is stored or installed.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or award of any Governmental Entity.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially impairs or delays the ability of Parent or Acquisition Sub to consummate the Merger and the other Transactions.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) non-exclusive licenses of Intellectual Property rights granted by the Company or its Subsidiaries in the ordinary course of business consistent with past practices, (d)(i) applicable building, zoning and land use regulations, and (ii) other imperfections or irregularities in title, charges, restrictions and other encumbrances, in each case of this clause (d), that do not materially detract from the use of the Company Real Property to which they relate, and (e) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means any data or information relating to an identified or identifiable natural individual and any other data and subject to applicable Information Privacy Laws including any data that constitutes personal information, personally-identifiable information, or personal data under Law applicable to the Company or any of its Subsidiaries.

“Proceedings” means all actions, suits, claims, litigation, charges, complaints, examinations, hearings, petitions, suits, arbitrations, audits, investigations, inquiries, mediations or proceedings, in each case, by or before any Governmental Entity, whether civil, criminal, administrative or otherwise, in law or in equity.

“Process” or “Processing” means any operation or set of operations which is performed on Personal Data or on sets of any data including the creation, collection, use, storage, maintenance, processing, recording, sharing, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium) under applicable Information Privacy Laws or applicable Company or Subsidiaries’ privacy policies.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s stockholders.

“Release,” when used in the context of Environmental Law, means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping, or emptying into the environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient or indoor air or sewer systems.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, attorneys, consultants, legal counsel, investment bankers, advisors, agents, Financing Sources and other representatives.

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by U.S. Governmental Entities (including, but not limited to, the Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), the Government of Canada (including Foreign Affairs, Trade and Development Canada and Public Safety Canada) the United Nations Security Council, the European Union, His Majesty’s Treasury or any other relevant Governmental Entity.

“Sanctions Target” means any Person: (i) that is the subject or target of any Sanctions; (ii) named in any Sanctions-related list maintained by the U.S. Department of State; the U.S. Department of Commerce, including the Bureau of Industry and Security’s Entity List and Denied Persons List; or the U.S. Department of the Treasury, including the OFAC Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; the Government of Canada, including the Consolidated Canadian Autonomous Sanction List; or any similar list maintained by the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant Governmental Entity; (iii) located, organized or resident in a country, territory or geographical region which is itself the subject or target of any territory-wide Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (each, a “Sanctioned Country”)); or (iv) owned or controlled by any such Person or Persons described in the foregoing clauses (i)-(iii).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Breach” means any (i) accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, acquisition of, or access to Personal Data, or confidential or proprietary information processed by the Company or any of its Subsidiaries; (ii) unauthorized or unlawful Processing, sale, or rental of Personal Data or any confidential or proprietary information processed by the Company or any of its Subsidiaries; or (iii) other act or omission that compromises the security, integrity, or confidentiality of Personal Data confidential or proprietary information processed by the Company or any of its Subsidiaries (including any phishing incident or ransomware attack).

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all firmware and software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Takeover Laws” means, collectively, “moratorium,” “control share acquisition,” “business combination,” “fair price” or any other form of anti-takeover laws and regulations of any jurisdiction that may be applicable to this Agreement.

“Tax Return” means any Tax report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Tax” or “Taxes” means all taxes, fees, levies, duties, tariffs, imposts, payments in lieu and other charges in the nature of a tax, including income, franchise, windfall or other profits, gross receipts, real property, personal property, escheat or unclaimed property, sales, use, goods and services, net worth, capital stock, business license, occupation, customs duties, alternative or add-on minimum, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added and gains tax, any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment or similar adjustment of Taxes, and any interest, penalty, fine or additional amounts imposed in respect of any of the foregoing, in each case, whether disputed or not.

“Third Party” will mean any Person other than Parent, Acquisition Sub and their respective Affiliates.

“Treasury Regulations” means regulations promulgated under the Code by the IRS.

“Union” means a labor union, works council, labor organization, group of employees or other employee representative body.

“Willful and Material Breach” means, with respect to any covenant or agreement of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such covenant or agreement that the breaching party intentionally takes (or fails to take) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such covenant or agreement.

8.5.           Terms Defined Elsewhere.

“Acquisition Sub”	Preamble
“Agreement”	Preamble
“Anti-Corruption Laws” “Bankruptcy and Equitable Exception” “Book-Entry Shares”	Section 3.11(d) Section 3.3(a) Section 2.2(b)(ii)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)(i)
“Change of Board Recommendation”	Section 5.3(c)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Bylaws”	Section 3.1
“Company Charter”	Section 3.1
“Company Common Stock” “Company Disclosure Letter”	Recitals Article III
“Company Equity Plans”	Section 2.4(e)
“Company Expense Reimbursement”	Section 5.11(c)
“Company Lease Agreement”	Section 3.16(a)(v)
“Company Leased Real Property”	Section 3.14(b)
“Company Material Contracts”	Section 3.16(b)
“Company Stockholder Meeting”	Section 5.4(a)

“Company Option”	Section 2.4(a)
“Company Owned Real Property”	Section 3.14(a)
“Company Preferred Stock”	Section 3.2(a)
“Company PRSU”	Section 2.4(b)
“Company Real Property”	Section 3.14(c)
“Company Related Parties”	Section 7.3(f)
“Company Registered Intellectual Property”	Section 3.17(a)
“Company Representatives”	Section 5.11(a)
“Company RSU”	Section 2.4(b)
“Company SEC Documents”	Section 3.5(a)
“Company Termination Fee”	Section 7.3(a)
“Company Transaction Bonuses” “Confidentiality Agreement”	Section 5.1(o) Section 5.2(b)
“Continuing Employee”	Section 5.8(a)
“Costs of Collection”	Section 7.4(d)
“D&O Insurance”	Section 5.9(c)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3(a)
“ECL Claims”	Section 7.5(a)
“Effect”	Section 8.4
“Effective Time”	Section 1.3
“Excluded Benefits”	Section 5.8(a)
“Filed Company SEC Documents”	Article III
“Filed Company SEC Financial Statements”	Section 3.5(c)
“Go-Shop Period” “Government Tangible Property” “Guarantor”	Section 5.3(a) Section 3.21(c) Recitals
“Guarantee”	Recitals
“Indemnitee”	Section 5.9(a)
“IT Systems” “Key Government Contract”	Section 3.17(i) Section 3.21
“Material Customers”	Section 3.16(a)(ii)
“Material Suppliers”	Section 3.16(a)(i)
“Maximum Premium”	Section 5.9(c)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Money Laundering Laws” “No-Shop Start Date” “Non-U.S. Company Benefit Plan” “Notice Period”	Section 3.9(b) Section 5.3(a) Section 3.11(l) Section 5.3(f)
“Outside Date”	Section 7.1(d)
“Parent”	Preamble
“Parent Disclosure Letter”	Article IV
“Parent Expense Reimbursement”	Section 7.3(c)
“Parent Liability Limitation” “Parent Plan” “Parent Related Parties” “Parent Subsidiary”	Section 7.5(b) Section 5.8(c) Section 7.4 Section 4.3(a)

“Parent Termination Fee”	Section 7.4(a)
“Paying Agent”	Section 2.2(a)
“Payoff Letters” “Permits”	Section 5.18 Section 3.10
“Permitted Acquisition” “Products” “Proposed Changed Terms”	Section 5.1(h) Section 3.17 Section 5.3(f)(ii)
“Reimbursement Obligations” “Reference Date” “Restricted Commitment Modification” “Requisite Stockholder Approval”	Section 5.11(c) Section 3.2(a) Section 5.10(a)(i) Section 3.3(b)
“Shares”	Recitals
“SOX”	Section 3.5(d)
“Superior Proposal”	Section 5.3(i)(iii)
“Surviving Corporation”	Section 1.3
“Transactions” “WARN Act” “Voting Agreement”	Section 1.3 Section 3.12(d) Recitals

8.6.          Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.7.          Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. Notwithstanding anything to the contrary, this Section 8.7 shall not apply to Section 7.3 (Company Termination Fee), Section 7.4 (Parent Termination Fee) or Section 7.5 (Payments; Limitation on Recourse).

8.8.          Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter, the Guarantee and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder. The Company Disclosure Letter constitutes “facts ascertainable” as such term is used in Section 251(b) of the DGCL and does not form part of this Agreement for purposes of the DGCL but instead operates on the terms of this Agreement, as provided herein.

8.9.          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns; provided, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Acquisition Sub, so long as Parent provides the Company with reasonable advance written notice thereof, in which event all references to Acquisition Sub in this Agreement will be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Acquisition Sub as of the date of this Agreement will be deemed representations and warranties made with respect to such other wholly owned Subsidiary; provided further, that Parent or Acquisition Sub may transfer or assign without consent its rights and obligations under this Agreement, in whole or in part from time to time, to (a) any parties providing Debt Financing pursuant to the terms thereof (including for the purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing) at any time, (b) one or more Affiliates (provided that no such assignment will relieve Parent or Acquisition Sub of any of its obligations hereunder), and (c) after the Effective Time, to any Person.

8.10.        No Third-Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that, notwithstanding anything herein to the contrary, each party agrees that the Financing Sources will be express third party beneficiaries of and have the right to enforce Sections 7.5, 7.6(b), 8.9, 8.10 and 8.12; provided further, that the Parent Related Parties will be express third party beneficiaries of and have the right to enforce Sections 7.4(d) and 7.5.

8.11.       Mutual Drafting; Interpretation.

(a)              Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive. References to actions taken in the “ordinary course of business” or “ordinary course” (or words of similar import) means taken in the ordinary course of business consistent with past practice. Each representation and warranty in this Agreement is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

(b)             With respect to any assets, liabilities or Persons located in the Province of Québec and for all purposes pursuant to which the interpretation or construction of this Agreement and related documents may be subject to the Laws of the Province of Québec or a Governmental Entity exercising jurisdiction in the Province of Québec, unless the context requires otherwise, each reference to (i) “personal property” shall include “movable property”, (ii) “real property” shall include “immovable property”, (iii) “tangible property” shall include “corporeal property”, (iv) “intangible property” shall include “incorporeal property”, (v) “fee title” shall include “absolute ownership”, (vi) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (vii) all references to the filing, registering or recording of any Lien or security interest shall include publication under the Civil Code of Québec, (viii) all references to “perfection” of or “perfected” Liens or security interests shall include a reference to an “opposable” or “set up” Lien or security interest as against third parties, (ix) “tort” shall include “delict”, (x) any “right of offset”, “right of setoff”, “setoffs” or similar expression shall include a “right of compensation” or “compensation”, as applicable, (xi) “common law” shall include “civil law”, (xii) an “agent” shall include a “mandatary”, (xiii) “gross negligence” or “willful misconduct” shall be deemed to include “intentional or gross fault”, (xiv) “construction or similar liens” shall include “legal hypothecs”, (xv) “Beneficial ownership” shall include “ownership on behalf of another as mandatary”, and (xvi) “jointly and severally” shall include “solidarily”.

8.12.        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)              This Agreement and all claims and causes of action arising in connection herewith will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)             Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)              EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

(d)             Notwithstanding anything herein to the contrary, each party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing or the transactions contemplated hereby or thereby will be brought exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof) and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.3 will be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York will govern any such Proceeding and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.12(c).

8.13.        Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile will be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14.        Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to Section 7.3(f) and Section 7.4(e) and the following proviso, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at Law or in equity, without being required to prove irreparable harm or the inadequacy of a remedy at Law. Each of the parties hereto further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled; provided, that in no event shall the Company be entitled to both the receipt of the Parent Termination Fee and specific performance to cause the Equity Financing to be funded or to consummate the Closing or Merger. Notwithstanding anything to the contrary contained in this Agreement, the parties agree that, prior to the valid termination of this Agreement pursuant to Section 7.1, the Company shall be entitled to injunctive relief, specific performance or other equitable relief to enforce specifically the obligations of Parent and Acquisition Sub to consummate the Closing and to cause Parent and Acquisition Sub enforce their right to cause the parties named in the Equity Commitment Letter to fund the Equity Financing in accordance with the Equity Commitment Letter if (and only if) (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions which by their terms or nature are to be satisfied by performance at the Closing so long as such conditions will be satisfied at Closing) and remain satisfied throughout the three (3)-Business Day period set forth in clause (v) below, (ii) the proceeds of the Debt Financing have been funded or will be funded at the Closing on the terms set forth in the Debt Commitment Letter if the Equity Financing is funded and the Closing will occur substantially concurrently with the Debt Financing being funded, (iii) Parent has failed to consummate the Merger on the date the Closing was required to have occurred pursuant to Section 1.2, (iv) following such failure by Parent to consummate the Merger, the Company has confirmed to Parent in writing (and not revoked such confirmation) that (A) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions which by their terms or nature are to be satisfied by performance at the Closing so long as such conditions will be satisfied at Closing) and (B) the Company is (and remains through the three (3)-Business Day period set forth in clause (v) below) ready, willing and able to consummate the Merger and (v) Parent fails to consummate the Merger within three (3) Business Days following the date of delivery of such written confirmation.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent: ATHENA PURCHASER, LLC

By:	/s/ Matt Gullen

Name:	Matt Gullen
Title:	President and Treasurer

Acquisition Sub: ATHENA MERGER SUB, InC.

By:	/s/ Matt Gullen

Name:	Matt Gullen
Title:	President and Treasurer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

The Company: Mistras Group, Inc.

By:	/s/ Manuel Stamatakis

Name:	Manuel Stamatakis
Title:	Executive Chairman

[Signature Page to Merger Agreement]

Exhibit A

(See attached.)